Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-83797
                                                                       333-75937

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 4, 1999)

                                  1,200,000 SHARES

                                  BANK UNITED CORP.

                              SERIES A PREFERRED STOCK

--------------------------------------------------------------------------------

Bank United Corp. is selling 1,200,000 shares of its Series A preferred stock. All of the shares of preferred stock will have a liquidation preference of $50 per share. In this prospectus supplement, we refer to Bank United Corp. as "Bank United".

Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 15, May 15, August 15 and November 15 of each year, beginning on November 15, 1999, at the annual rate of 7.55% through the dividend payment date on February 15, 2000, and thereafter at the annual rate of 8.55%.

The preferred stock is redeemable at any time on or after February 15, 2000 at 100% of its liquidation preference plus accrued dividends to the redemption date. The preferred stock will be subject to mandatory redemption in full on August 15, 2004 at the same price.

                                           PER SHARE       TOTAL
                                           ---------   -------------
Public Offering Price...................    $ 50.00    $  60,000,000
Underwriting Discount...................    $  0.70    $     840,000
Proceeds to Bank United (before
  expenses).............................    $ 49.30    $  59,160,000

Any accumulated dividend payments on the preferred stock from August 10, 1999 should be added to the Public Offering Price.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the preferred stock through the book entry system of The Depository Trust Company on or about August 10, 1999.

--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

August 6, 1999

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the accompanying prospectus contain information about Bank United and about the preferred stock. They also refer to information contained in other documents filed by Bank United with the Securities and Exchange Commission. References to this prospectus supplement or the prospectus also mean the information contained in those other documents. If this prospectus supplement is inconsistent with the prospectus or the documents incorporated herein by reference, rely on this prospectus supplement.

     You should rely on the information in this prospectus supplement or the accompanying prospectus or in documents that are incorporated by reference into the prospectus. Neither Bank United nor the underwriter has authorized anyone to provide any different or additional information. We are not making an offer of the preferred stock in any jurisdiction where the offer is not permitted. You should not assume that information in these documents is correct or complete after the date of this prospectus supplement.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
                                        PAGE
                                        ----
Prospectus Supplement Summary........    S-3
Use of Proceeds......................   S-10
Capitalization.......................   S-10
Description of the Preferred Stock...   S-11
Book-Entry Procedures and
  Settlement.........................   S-13
Underwriting.........................   S-15
United States Federal Income Tax
  Consequences.......................   S-16
Legal Matters........................   S-17
Experts..............................   S-17


             PROSPECTUS
                                        PAGE
                                        ----
Risk Factors.........................      1
Use of Proceeds......................      4
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Dividends....      4
Bank United Corp. ...................      5
Bank United Capital Trust............      6
Description of Offered Securities....      8
Relationship Among the Trust
  Preferred Securities, the Trust
  Preferred Securities Guarantee and
  the Junior Subordinated Notes Held
  by Bank United Capital Trust.......     33
Selling Stockholders.................     34
Plan of Distribution.................     35
Legal Matters........................     36
Experts..............................     36
Forward-Looking Information..........     36
About this Prospectus................     37
Where You Can Find More
  Information........................     38

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified by the more detailed information and the consolidated financial statements of Bank United appearing elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference in the accompanying prospectus.

                               BANK UNITED CORP.

     We are a broad-based financial services provider to consumers and businesses in Texas and selected regional markets throughout the United States. At June 30, 1999, we operated a 144-branch community banking network serving nearly 284,000 households, as well as 18 commercial banking offices in 15 states across the country. As of June 30, 1999, we were the largest publicly traded financial institution headquartered in Texas, with $15.4 billion in assets, $7.2 billion in deposits and $732.8 million in stockholders' equity. Our address is 3200 Southwest Freeway, Suite 2600, Houston, Texas 77027, and our telephone number is (713) 543-6500.

     Our bank subsidiary's capital levels at June 30, 1999 and September 30, 1998 qualified it as "well-capitalized," the highest of five categories under applicable regulatory definitions. Our bank subsidiary's capital ratios at June 30, 1999 and September 30, 1998 and the applicable regulatory capital requirements were as follows:

                                        JUNE 30,     SEPTEMBER 30,     CAPITAL ADEQUACY     WELL-CAPITALIZED
                                          1999            1998            REQUIREMENT          REQUIREMENT
                                        ---------    --------------    -----------------    -----------------
Tangible capital.....................      6.60%           6.75%              1.50%             --
Core/Leverage capital................      6.62%           6.77%              3.00%                5.00%
Tier 1 capital.......................      9.29%           9.97%           --                      6.00%
Total risk-based capital.............     11.24%          10.48%              8.00%               10.00%

                              RECENT DEVELOPMENTS

     The following are selected financial data for the periods indicated. The selected consolidated financial data as of June 30, 1999 and for the nine months ended June 30, 1999 and 1998, respectively, are taken from our unaudited consolidated financial statements, which in our opinion contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods. These results of operations for the nine months ended June 30, 1999 are not necessarily indicative of the results of operations that may be obtained for the entire fiscal year. The selected consolidated financial data as of September 30, 1998 are taken from financial statements audited by Deloitte & Touche LLP, independent auditors, which are incorporated into this prospectus supplement by reference.

                                            AT               AT
                                         JUNE 30,      SEPTEMBER 30,
                                           1999             1998
                                        -----------    --------------
                                           (DOLLARS IN THOUSANDS)
STATEMENT OF FINANCIAL CONDITION
DATA:
  Total assets.......................   $15,426,756     $ 13,664,992
  Mortgage-backed securities.........     1,069,315          932,058
  Loans..............................    12,386,846       10,803,744
  Deposits...........................     7,213,264        6,798,237
  Borrowings.........................     7,022,728        5,814,756
  Minority interest, Bank Preferred
     Stock...........................       185,500          185,500
  Total stockholders' equity.........       732,822          684,412

                                             FOR THE NINE MONTHS
                                               ENDED JUNE 30,
                                        -----------------------------
                                           1999             1998
                                        -----------    --------------
                                           (DOLLARS IN THOUSANDS,
                                           EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net interest income................   $   247,745     $    214,589
  Provision for credit losses........        17,977           16,777
  Non-interest income................        88,563           54,110
  Non-interest expense...............       172,338          138,783
  Income before income taxes and
     minority interest...............       145,993          113,139
  Net income.........................        77,309           90,645
  Net income applicable to common
  shares.............................        77,309           90,645
  Basic earnings per common share....          2.45             2.87
  Diluted earnings per common
  share..............................          2.40             2.80

                                          AT OR FOR THE NINE MONTHS
                                               ENDED JUNE 30,
                                        -----------------------------
                                           1999             1998
                                        -----------    --------------
                                           (DOLLARS IN THOUSANDS,
                                           EXCEPT PER SHARE DATA)
OTHER DATA:
  Mortgage servicing
     portfolio -- period end.........   $30,609,155     $ 29,349,450
  Common shares outstanding
     Period end......................    31,703,646       31,595,596
     Average-- basic.................    31,606,979       31,595,596
     Average-- diluted...............    32,239,062       32,360,747
  Book value-- period end............   $     23.11     $      21.19
  Tangible book value-- period end...         20.41            19.25

                                             FOR THE NINE MONTHS
                                               ENDED JUNE 30,
                                        -----------------------------
                                           1999             1998
                                        -----------    --------------
                                           (DOLLARS IN THOUSANDS,
                                           EXCEPT PER SHARE DATA)
CERTAIN RATIOS:
  Return on average assets...........          0.83%            1.11%
  Return on average common equity....         14.48            19.18
  Stockholders' equity to assets.....          4.75             5.11
  Net yield on interest-earning
  assets.............................          2.45             2.44
  Efficiency ratio...................         49.93            50.23
  Allowance for credit losses to net
     nonaccrual loans................         84.67            67.55
  Allowance for credit losses total
     loans...........................          0.51             0.46
  Net loan charge-offs to average
     loans...........................          0.05             0.15
  Nonperforming assets to total
  assets.............................          0.65             0.65
REGULATORY CAPITAL RATIOS OF THE
BANK:
  Tangible capital...................          6.60             7.03
  Core capital.......................          6.62             7.06
  Total risk-based capital...........         11.24            10.93

     Net income was $77.3 million or $2.40 per diluted share for the nine months ended June 30, 1999, compared to $90.6 million or $2.80 per diluted share for the nine months ended June 30, 1998.

Two positive income tax adjustments totalling $33.5 million recorded during the nine months ended June 30, 1998 were the principal reasons for the decrease. Net interest income increased 15% or $33.2 million due to higher levels of interest-earning assets, particularly in the commercial lending businesses. Non-interest income increased $34.5 million or 64%, due to an increase in the servicing portfolio and the average service fee rates as well as increased mortgage banking gains resulting from single family loan sales in the normal course of business. Non-interest expenses increased $33.5 million, or 24%, due primarily to higher levels of loan activity and community bank branch expansion.

     Net income was $24.8 million or $0.77 per diluted share for the quarter ended June 30, 1999, compared to $23.9 million or $0.74 per diluted share for the quarter ended June 30, 1998. Higher levels of interest-earning assets and an increase in the net yield to 2.57% produced a 17% or $13.0 million increase in net interest income. Partially offsetting this increase was a $12.3 million increase in non-interest expense, primarily due to higher levels of loan activity and community bank branch expansion.

     Total assets increased $1.8 billion to $15.4 billion at June 30, 1999 from $13.6 billion at September 30, 1998. This increase occurred primarily due to growth in the commercial loan portfolio. FHLB advances and higher deposit levels were the principal source of funds used to finance this growth.

                                  THE OFFERING

     We are selling 1,200,000 shares of our Series A preferred stock in this offering. All of the shares of preferred stock will have a liquidation preference of $50 per share. Dividends on the preferred stock will be payable on February 15, May 15, August 15 and November 15 of each year, beginning on November 15, 1999, at the annual rate of 7.55% through the dividend payment date on February 15, 2000, and thereafter at the annual rate of 8.55%. The preferred stock is redeemable at our option at any time on or after February 15, 2000 at 100% of its liquidation preference plus accrued dividends to the redemption date. The preferred stock will be subject to mandatory redemption in full on August 15, 2004 at the same price. Each share of preferred stock will have the right to vote together with our common stockholders on all matters submitted generally to our stockholders for a vote, and will be entitled to vote separately as a class with respect to certain matters affecting the interests of preferred stockholders. Preferred stockholders will also be entitled to elect two additional directors to our board if we fail to pay dividends on the preferred stock for six quarters.

                              CONCURRENT OFFERING

     We are also offering, in a concurrent offering, $100 million of our Premium Income Equity SecuritiesSM ("PIESSM"). Each PIES consists of a unit comprised of a stock purchase contract and a share of preferred stock, each issued by Bank United. The stock purchase contract requires the holder to purchase shares of common stock from Bank United prior to August 16, 2002. The number of shares of common stock that each holder will be required to purchase pursuant to the stock purchase contract will be determined based on the average closing price of the common stock during a specified 20-day trading period. The preferred stock, which will be pledged to secure each holder's obligations under the related stock purchase contract, will pay dividends quarterly at the annual rate of 7.25% through August 16, 2002, and thereafter at a reset rate set through a remarketing process. The preferred stock will be subject to mandatory redemption on August 16, 2004 at a price equal to 100% of its liquidation preference plus accrued dividends to the redemption date.

                                USE OF PROCEEDS

     The estimated net proceeds from the sale of the preferred stock, after deducting underwriting discounts and estimated fees and expenses, are expected to be approximately $59.0 million. See "Use of Proceeds" on page S-10. We intend to use these net proceeds for general corporate purposes.

                     SELECTED FINANCIAL DATA OF BANK UNITED

     The following selected financial data for each of the years ended September 30, 1994 through 1998 are derived from the audited consolidated financial statements of Bank United. The following selected financial data for the six months ended March 31, 1999 and March 31, 1998 are derived from the unaudited consolidated financial statements of Bank United and include, in the opinion of the management of Bank United, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data of those periods. The information that appears below is only a summary and should be read in conjunction with the consolidated financial statements, the notes to those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus supplement.

     In reading the following selected financial information for Bank United, please note the following:

    o During fiscal 1997, Bank United sold some of its mortgage origination offices. In connection with this sale, the remaining offices were restructured or closed. The mortgage origination branches shown at March 31, 1999 and 1998 and September 30, 1998 and 1997 are wholesale mortgage origination offices, which are currently part of the Financial Markets Group. See "Sale of mortgage offices" and "Restructuring charges" items in the Summary of Operations.

    o In connection with its acquisition, Bank United issued to the Federal Deposit Insurance Corporation, as manager of the Federal Savings and Loan Insurance Corporation Resolution Trust Fund, a warrant to acquire 158,823 shares of common stock of Bank United. Payments in lieu of dividends related to the warrant, which was redeemed in August 1996. See "Payments in lieu of dividends" item in the Summary of Operations.

    o The extraordinary loss appearing under "Extraordinary loss -- early extinguishment of debt" in the Summary of Operations represents costs and charges associated with the repurchase and retirement of a majority of the senior notes of Bank United.

    o Effective October 1, 1997, Bank United adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per share," which establishes standards for computing and presenting earnings per share ("EPS"). It requires dual presentation of basic and diluted EPS for entities with complex capital structures. All prior period EPS data were restated to comply with SFAS No. 128, but are not materially different. See "Earnings per common share" item in the Summary of Operations.

    o "Return on average assets" under Certain Ratios and Other Data is net income without deduction of minority interest, divided by average total assets.

    o "Net operating expense ratio" under Certain Ratios and Other Data is total non-interest expense, less total non-interest income, as a percentage of average assets for each period.

    o "Efficiency ratio" under Certain Ratios and Other Data is non-interest expense excluding goodwill amortization, divided by net interest income plus non-interest income, excluding the gain on the sale of mortgage offices.

    o Adjusting items under Certain Ratios and Other Data-Excluding Adjusting Item are composed of the following for fiscal 1999, 1998, 1997, 1996 and 1994:

       o 1999, decreased EPS $0.08: court of claims litigation expense totaling $4.1 million, $2.6 million net of tax;

       o  1998, increased EPS $0.76:

             (1) two positive income tax adjustments totaling $33.5 million,

             (2) an increase in the commercial loan allowance of $7.8 million,
                 $4.9 million net of tax and

             (3) provisions for the impact of higher prepayments on the single family loan and servicing portfolios totaling $6.7 million, $4.2 million net of tax;

       o  1997, increased EPS $0.02:

             (1) the gain on the sale of mortgage offices of $4.7 million, $2.9 million net of tax and

             (2) an extraordinary loss on extinguishment of debt of $3.6 million, $2.3 million net of tax;

       o  1996, increased EPS $2.05:

             (1) a one-time SAIF assessment charge of $33.7 million, $20.7 million net of tax,

             (2) compensation expense of $7.8 million, $4.8 million net of tax,

             (3) charges totaling $12.5 million, $7.7 million net of tax, related to the restructuring of and items associated with the mortgage origination business,

             (4) a contractual payment to previous minority interests of $5.9 million, and

             (5) an income tax benefit of $101.7 million;

       o  1994, increased EPS $1.90: an income tax benefit of $58.2 million.

                                                                                           AT SEPTEMBER 30,
                                                   AT MARCH 31,  -------------------------------------------------------------------
                                                      1999           1998         1997          1996          1995          1994
                                                   -----------   -----------   -----------   -----------   -----------   -----------
                                                                                     (IN THOUSANDS)
SUMMARY OF FINANCIAL CONDITION
ASSETS
Cash and cash equivalents ......................   $   237,251   $   228,674   $   121,000   $   119,523   $   112,931   $    76,938
    Securities purchased under
      agreements to resell and federal
      funds sold ...............................       411,529       474,483       349,209       674,249       471,052       358,710
    Securities and other investments ...........       124,373        91,350        77,809        65,693       117,094       115,126
    Mortgage-backed securities, net ............     1,168,958       932,058     1,569,705     1,657,908     2,398,263     2,828,903
    Loans, net
        Single family-held for
          investment ...........................     4,978,688     4,686,600     5,795,179     6,113,318     7,000,303     4,144,787
        Single family-held for sale ............     1,571,433     2,149,009       697,410       256,656       406,563       253,310
        Commercial .............................     4,480,710     3,472,579     2,201,880       981,001       735,876       546,794
        Consumer ...............................       576,777       495,556       300,760       168,513       117,498       101,283
    Mortgage servicing rights ..................       431,746       410,868       272,214       123,392        75,097        56,677
    Other assets ...............................       893,301       723,815       581,906       552,124       548,857       427,633
                                                   -----------   -----------   -----------   -----------   -----------   -----------
        Total assets ...........................   $14,874,766   $13,664,992   $11,967,072   $10,712,377   $11,983,534   $ 8,910,161
                                                   ===========   ===========   ===========   ===========   ===========   ===========
LIABILITIES, MINORITY INTEREST AND
  STOCKHOLDERS' EQUITY
    Deposits ...................................   $ 7,070,091   $ 6,798,237   $ 5,494,746   $ 5,334,997   $ 5,421,777   $ 4,941,438
    Federal Home Loan Bank advances ............     5,744,594     4,783,294     3,992,344     3,490,386     4,383,895     2,620,329
    Securities sold under agreements to
      repurchase and federal fund
      purchased ................................       576,007       811,742     1,308,600       832,286     1,172,533       553,000
    Notes payable ..............................       368,715       219,720       220,199       115,000       115,000       115,000
    Other liabilities ..........................       206,883       182,087       167,204       223,165       208,726       143,532
                                                   -----------   -----------   -----------   -----------   -----------   -----------
        Total liabilities ......................    13,966,290    12,795,080    11,183,093     9,995,834    11,301,931     8,373,299
                                                   -----------   -----------   -----------   -----------   -----------   -----------
    Minority interest-Bank preferred
      stock ....................................       185,500       185,500       185,500       185,500       185,500        85,500
    Stockholders' equity .......................       722,976       684,412       598,479       531,043       496,103       451,362
                                                   -----------   -----------   -----------   -----------   -----------   -----------
        Total liabilities, minority
          interest and stockholders'
          equity ...............................   $14,874,766   $13,664,992   $11,967,072   $10,712,377   $11,983,534   $ 8,910,161
                                                   ===========   ===========   ===========   ===========   ===========   ===========

                                          AT OR FOR THE
                                            SIX MONTHS
                                         ENDED MARCH 31,            AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                       --------------------  -----------------------------------------------------
                                         1999       1998       1998       1997       1996       1995       1994
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
Interest income......................  $ 478,775  $ 442,581  $ 898,746  $ 810,708  $ 812,312  $ 746,759  $ 494,706
Interest expense.....................    319,172    303,179    612,665    546,064    584,778    552,760    320,924
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income................    159,603    139,402    286,081    264,644    227,534    193,999    173,782
Provisions for credit losses.........     12,384     14,963     20,123     18,107     16,469     24,293      6,997
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net interest income after
      provision for credit losses....    147,219    124,439    265,958    246,537    211,065    169,706    166,785
Non-interest income
  Net gains (losses)
    Sales of single family servicing
      rights and single family
      loans..........................     13,175      2,541     11,124     21,182     43,074     60,495     63,286
    Securities and mortgage-backed
      securities.....................        785      1,801      2,761      2,841      4,002         26     10,404
    Other loans......................      1,027        376        651      1,128      3,189     (1,210)       163
    Sale of mortgage offices.........     --         --         --          4,748     --         --         --
  Loan servicing, net of related
    amortization.....................     27,598     13,459     35,975     32,381     30,383     32,677     26,813
  Other..............................     18,711     13,280     30,426     21,152     15,541     12,162     13,295
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total non-interest income..........     61,296     31,457     80,937     83,432     96,189    104,150    113,961
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Non-interest expense
  Compensation and benefits..........     47,125     39,625     86,725     75,016     87,640     83,520     86,504
  SAIF deposit insurance premiums....      2,010      1,927      4,160      4,797     45,690     11,428     11,329
  Court of Claims litigation.........      4,077        900      1,800     --         --         --         --
  Restructuring charges..............     --             --     --         --         10,681     --         --
  Other..............................     56,326     45,795     95,857     92,323     95,407     88,797     96,832
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total non-interest expense.........    109,538     88,247    188,542    172,136    239,418    183,745    194,665
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes,
    minority interest, and
    extraordinary loss...............     98,977     67,649    158,353    157,833     67,836     90,111     86,081
Income tax expense (benefit).........     37,365     (8,209)    25,722     60,686    (75,765)    37,415    (31,899)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before minority interest and
    extraordinary loss...............     61,612     75,858    132,631     97,147    143,601     52,696    117,980
Minority interest
  Bank preferred stock dividends.....      9,126      9,126     18,253     18,253     18,253     10,600      8,653
  Payments in lieu of dividends......     --         --         --         --          6,413        377        357
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary loss...     52,486     66,732    114,378     78,894    118,935     41,719    108,970
Extraordinary loss -- early
  extinguishment of debt.............     --         --         --          2,323     --         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.........................  $  52,486  $  66,732  $ 114,378  $  76,571  $ 118,935  $  41,719  $ 108,970
                                       =========  =========  =========  =========  =========  =========  =========
  Net income applicable to diluted
    earnings per common share........  $  52,486  $  66,732  $ 114,378  $  76,571  $ 113,327  $  38,824  $ 102,519
                                       =========  =========  =========  =========  =========  =========  =========
Earnings per common share
  Basic..............................  $    1.66  $    2.11  $    3.62  $    2.42  $    4.06  $    1.45  $    3.78
  Diluted............................       1.63       2.06       3.54       2.40       3.87       1.35       3.55
CERTAIN RATIOS AND OTHER DATA
Book value per common share..........  $   22.91  $   20.67  $   21.67  $   18.94  $   16.81  $   17.19  $   15.64
Dividends per common share...........       0.32       0.32       0.64       0.56       3.16     --         --
Average common shares outstanding....     31,565     31,596     31,595     31,596     29,260     28,863     28,863
Average common shares and potential
  dilutive common
  shares.............................     32,172     32,316     32,337     31,881     29,287     28,863     28,863

                                           AT OR FOR THE
                                             SIX MONTHS
                                          ENDED MARCH 31,                   AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                      -------------------------  ------------------------------------------------------------------
                                         1999          1998          1998         1997           1996          1995         1994
                                      -----------  ------------  ------------  ------------  ------------  ------------  ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CERTAIN RATIOS AND OTHER
  DATA -- CONTINUED
  Regulatory capital ratios of Bank
    United Tangible capital .........        6.73%         7.02%         6.75%         7.72%         6.57%         6.20%       6.01%
  Core capital ......................        6.75%         7.06%         6.77%         7.77%         6.64%         6.29%       6.17%
  Total risk-based capital ..........       11.92%        11.59%        10.48%        13.18%        13.09%        13.45%      14.02%
Return on average assets ............        0.86%         1.23%         1.04%         0.85%         1.28%         0.50%       1.42%
Return on average common equity .....       14.91%        21.68%        17.78%        13.50%        23.06%         8.80%      26.32%
Stockholders' equity to assets ......        4.86%         4.98%         5.01%         5.00%         4.96%         4.14%       5.07%
Tangible stockholders' equity to
  tangible assets ...................        4.30%         4.52%         4.59%         4.89%         4.81%         3.93%       4.68%
  Net yield on interest-earning
    assets ..........................        2.41%         2.42%         2.42%         2.52%         2.10%         1.92%       2.20%
Interest rate spread ................        2.23%         2.20%         2.21%         2.26%         1.78%         1.61%       1.95%
Average interest-earning assets to
  average interest-bearing
  liabilities .......................        1.03          1.04          1.04          1.05          1.06          1.06        1.06
Single family servicing portfolio ... $27,303,981  $ 23,887,887  $ 27,935,300  $ 24,518,396  $ 13,246,848  $ 12,532,472  $8,920,760
Fundings:
  Single family .....................   2,399,057     1,959,019     3,789,389     2,188,273     3,602,009     3,226,324   5,424,550
  Commercial ........................   2,040,570     1,219,141     2,876,328     1,492,931       891,306       547,117     364,604
  Consumer ..........................     142,620       180,030       367,097       152,665       125,596        99,249      94,153
                                      -----------  ------------  ------------  ------------  ------------  ------------  ----------
Total fundings ......................   4,582,247     3,358,190     7,032,814     3,833,869     4,618,911     3,872,690   5,883,307
                                      -----------  ------------  ------------  ------------  ------------  ------------  ----------
Loans purchased for held to maturity
  portfolio .........................   1,021,884       183,509     1,158,270     1,086,249       148,510     2,658,093   1,406,275
Non-interest expense to average total
  assets ............................        1.53%         1.43%         1.48%         1.55%         2.13%         1.76%       2.35%
Net operating expense ratio .........        0.67          0.92          0.84          0.80          1.28          0.76        0.97
Efficiency ratio ....................       48.36         50.39         49.88         49.20         72.23         58.26       63.36
Nonperforming assets to total
  assets ............................        0.62          0.63          0.59          0.63          1.12          0.84        1.09
Net nonaccrual loans to total
  loans .............................        0.54          0.62          0.57          0.60          1.19          0.91        1.51
Allowance for credit losses to net
  nonaccrual loans ..................       93.34         71.44         75.91         72.61         44.24         48.74       30.73
Allowance for credit losses to
  nonperforming assets ..............       64.06         54.76         57.84         52.24         32.95         36.65       24.18
Allowance for credit losses to total
  loans .............................        0.50          0.44          0.44          0.43          0.52          0.44        0.46
Net loan charge-offs to average
  loans .............................        0.06          0.20          0.13          0.23          0.17          0.16        0.30
Full-time equivalent employees ......       2,234         1,689         1,927         1,541         2,310         2,663       2,894
Number of community banking
  branches ..........................          94            80            84            71            70            65          62
Number of commercial banking
  origination offices ...............          19            15            19            11             9             9           5
Number of mortgage origination
  offices ...........................           9             6             8             6            85           122         145

                                           AT OR FOR THE
                                             SIX MONTHS
                                          ENDED MARCH 31,               AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                       ----------------------  ---------------------------------------------------------
                                          1999        1998        1998        1997        1996        1995       1994
                                       ----------  ----------  ----------  ----------  ----------  ----------  ---------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CERTAIN RATIOS AND OTHER
  DATA-EXCLUDING ADJUSTING ITEM
Net income...........................  $   55,036  $   42,298  $   89,944  $   75,970  $   56,392  $   41,719  $  50,804
Net income applicable to diluted
  earnings per common shares.........      55,036      42,298      89,944      75,970      53,295      38,824     47,585
Earnings per diluted share...........        1.71        1.31        2.78        2.38        1.82        1.35       1.65
Return on average assets.............        0.89%       0.83%       0.85%       0.85%       0.67%       0.50%      0.72%
Return on average common equity......       15.61       13.82       14.28       13.41       11.47        8.80      12.27
Efficiency ratio.....................       46.52       48.48       48.98       49.20       55.80       58.26      63.36

                                USE OF PROCEEDS

     The net proceeds to be received by us from the sale of the preferred stock, after deducting the underwriting discounts and estimated fees and expenses, will be approximately $59.0 million. See "Underwriting" starting on page S-15. We intend to use the net proceeds for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of Bank United as of March 31, 1999 and as adjusted to reflect (1) the issuance of the shares of preferred stock offered hereby and (2) the concurrent offering of the Corporate PIES. In addition to the long-term debt of Bank United reflected below at March 31, 1999, our bank subsidiary had long-term borrowings consisting of deposits, FHLB advances, and certain other funding liabilities incurred in the ordinary course of business.

                                              AT MARCH 31, 1999
                                        -----------------------------
                                        HISTORICAL       AS ADJUSTED
                                        -----------      ------------
                                           (DOLLARS IN THOUSANDS)
Long-term debt(1)....................   $   368,715       $   368,715
Redeemable preferred stock...........       --                160,000
Minority Interest -- Preferred Stock
  of the bank subsidiary(2)..........       185,500           185,500
Stockholders' equity:
     Preferred stock(3)..............       --                --
     Common stock....................           316               316
     Paid-in capital.................       129,343           126,643
     Retained earnings...............       599,088           599,088
     Accumulated other comprehensive
       income -- unrealized gains
       (losses) on securities
       available for sale, net of
       tax...........................        (4,708)           (4,708)
     Treasury stock, at cost.........        (1,063)           (1,063)
                                        -----------      ------------
     Total stockholders' equity......       722,976           720,276
                                        -----------      ------------
               Total consolidated
                  capitalization.....   $ 1,277,191       $ 1,434,491
                                        ===========      ============
Ratio of equity to assets............          4.86%             4.84%
Ratio of tangible equity to tangible
  assets.............................          4.30%             4.28%
Total shares of common stock
  outstanding........................    31,562,896        31,562,896
Book value per common share..........   $     22.91       $     22.82
Tangible book value per share........         20.15             20.06

------------

(1) Excludes FHLB advances with maturities greater than one year of $2,330,345 at March 31, 1999 and as adjusted.

(2) Minority interest consists of $185.5 million stated value of the preferred stock of the bank subsidiary.

(3) Bank United had 10,000,000 shares of preferred stock authorized, none of which were issued as of March 31, 1999.

                       DESCRIPTION OF THE PREFERRED STOCK

     THE FOLLOWING SECTION DESCRIBES CERTAIN TERMS OF THE PREFERRED STOCK. IT SUPPLEMENTS THE DESCRIPTION OF THE PREFERRED STOCK IN THE ACCOMPANYING PROSPECTUS AND, TO THE EXTENT INCONSISTENT WITH THE PROSPECTUS, REPLACES THE DESCRIPTION IN THE PROSPECTUS. THE FOLLOWING DESCRIPTION CONTAINS A DESCRIPTION OF ALL MATERIAL TERMS OF THE PREFERRED STOCK, BUT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CERTIFICATE OF DESIGNATIONS RELATING TO THE PREFERRED STOCK. A FORM OF THE CERTIFICATE OF DESIGNATIONS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE A PART.

GENERAL

     The preferred stock will rank senior to our common stock with respect to the payment of dividends and upon liquidation, dissolution or winding up of Bank United.

     The preferred stock will not be convertible into shares of common stock or any other class or series of our capital stock and will not be subject to any sinking fund or other obligation for its repurchase or retirement.

     The registrar, transfer agent and disbursing agent for the preferred stock is The Bank of New York.

DIVIDENDS

     Holders of shares of the preferred stock will be entitled to receive, when and as declared by our board of directors out of assets of Bank United legally available for payment, cash dividends at the annual rate of 7.55% through the dividend payment date on February 15, 2000 and thereafter at the annual rate of 8.55%. Dividends on the preferred stock will be payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing November 15, 1999, at such annual rates.

     Each such dividend will be payable to the holders of record as they appear on the stock register on such record dates, not exceeding 45 days preceding the relevant payment date, as shall be fixed by our board of directors. Dividends will be cumulative from the date of issue. Dividends payable on the preferred stock for any period greater or less than a full dividend period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends payable on the preferred stock for each full dividend period shall be computed by annualizing the dividend rate and dividing by four. The initial dividend on the preferred stock, which will be for the period from August 10, 1999 to November 15, 1999, will be approximately $1.017 per share of preferred stock and will be payable on November 15, 1999.

     Through a subsidiary, we own all the outstanding common stock of our bank subsidiary. As a holding company without significant assets other than our indirect ownership of all the common stock of our bank subsidiary, our ability to meet our cash obligations, including debt service, is dependent upon the payment of dividends by our bank subsidiary on its common stock. The declaration of dividends by the bank subsidiary is subject to the discretion of the board of directors of the bank subsidiary, the terms of the outstanding preferred stock of the bank subsidiary and applicable regulatory requirements. While it is the present intention of the board of directors of the bank subsidiary to declare dividends in an amount sufficient to provide us with the cash flow necessary to meet our obligations, including dividends and mandatory redemption payments on the preferred stock, we cannot assure you that circumstances which would limit or preclude the declaration of dividends by the bank subsidiary on its common stock will not exist in the future.

ADDITIONAL AMOUNTS

     In the unlikely event that any distributions on the preferred stock with respect to any fiscal year are not eligible for the dividends-received deduction under the Internal Revenue Code of 1986, as amended, solely because the preferred stock is treated as indebtedness pursuant to a final determination within the meaning of Section 1313(a) of the Internal Revenue Code to which we or any U.S. corporate holder are parties ("Applicable Distributions"), we will, within 45 days after our receipt of the determination, provide notice thereof to the transfer agent. The transfer agent will mail a copy of such notice to each U.S. corporate investor who received an Applicable Distribution during such fiscal year at the address specified in the records of the transfer agent as promptly as practicable after its receipt of such notice from us. We will, within 15 days after such notice is given to the transfer agent, pay to the transfer agent, out of funds legally available for such payment, an amount equal to the aggregate Additional Amounts (as defined below) with respect to all Applicable Distributions during such fiscal year. Upon receipt of the aggregate Additional Amounts, the transfer agent will distribute to each investor that certifies to the transfer agent, on a form provided for that purpose, that it is (or was) otherwise qualified to receive the dividends-received deduction under all relevant sections of the Internal Revenue Code, the Additional Amount to which that investor is entitled with respect to each Applicable Distribution received by the investor during the fiscal year. Any portion of the aggregate Additional Amounts not distributed by the transfer agent will be returned to us within 90 days of the transfer agent's receipt of those amounts.

     "Additional Amount(s)" means payment with respect to an Applicable Distribution of an amount which, when taken together with such Applicable Distribution, would cause the net yield in dollars, after federal income tax consequences, from the aggregate of both the Applicable Distributions and the Additional Amount, to be equal to the net yield in dollars after federal income tax consequences that would have been realized by the investor if the amount of the aggregate Applicable Distributions had been treated as a dividend, giving effect to the dividends-received deduction, for federal income tax purposes. The Additional Amount will be calculated with consideration given to the time value of money, applying the corporate underpayment rate as defined in Section 6621(a)(2) of the Internal Revenue Code as the interest factor, assuming the Additional Amount is subject to tax as ordinary income, and using the maximum marginal corporate federal tax rate applicable to ordinary income.

REDEMPTION

     Shares of the preferred stock will not be redeemable prior to February 15, 2000. On or after such date, the shares of preferred stock will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 or more than 60 days notice by mail, at a redemption price equal to 100% of the liquidation preference, plus accrued and upaid dividends to the date of redemption.

     We will be required to redeem the preferred stock, in whole and not in part, on August 15, 2004, at a redemption price equal to 100% of its liquidation preference plus accrued and unpaid dividends to the date of redemption.

RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of Bank United, the holders of the preferred stock at the time outstanding will be entitled to receive out of the assets of Bank United available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other class of stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, liquidating distributions in the amount of $50 per share, plus an amount equal to accrued and unpaid dividends for the then-current dividend period and all dividend periods prior thereto.

VOTING RIGHTS

     Each share of preferred stock will have the right to vote in connection with matters submitted generally to the holders of the common stock of Bank United, voting together as a single class with shares of the common stock and other capital stock of Bank United entitled to vote in respect of matters submitted to stockholders generally. Each share of preferred stock will have
0.10 vote for this purpose. Based on the number of shares of common stock of Bank United outstanding as of the date of this prospectus supplement and assuming that all shares offered hereby are issued and outstanding, the shares of preferred stock would represent, in the aggregate, approximately 0.38% of the combined voting power of the shares of preferred stock and the common stock.

     Whenever dividends on shares of the preferred stock have not been paid in an aggregate amount equal to at least six quarterly dividends on those shares, whether or not consecutive, the holders of the preferred stock, voting separately as a class with the holders of any stock ranking equally as to dividends with the preferred stock on which similar voting rights have been conferred and are exercisable, will be entitled to elect two directors to our board of directors either by written consent or at an annual or special meeting of our stockholders held during the period those dividends remain in arrears. These voting rights will terminate when all those dividends accrued and in default have been paid in full or declared and funds for their payment in full have been set apart. At that time, the term of office of all directors so elected will also terminate.

     In addition, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of preferred stock, voting as a separate class, will be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provisions of our certificate of incorporation that adversely affect the powers, preferences, privileges or rights of the holders of the preferred stock. The affirmative vote or consent of the holders of shares representing at least two-thirds of the combined voting power of the preferred stock and any other series of preferred stock of Bank United ranking on a parity with the preferred stock as to dividends or upon liquidation, voting as a single class without regard to series, will be required to authorize or effect (1) the creation, authorization or issuance of, (2) the reclassification of any authorized stock of Bank United into or (3) the creation, authorization or issuance of any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the preferred stock as to dividends or upon liquidation, dissolution or winding up of Bank United.

     Except as described above in this section on voting rights, as described in the accompanying prospectus or as required by law, the preferred stock will have no other voting rights.

BOOK-ENTRY ISSUANCE

     The preferred stock will be issued as one or more global certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. The depositary for the preferred stock will be DTC. The preferred stock will be issued in accordance with the procedures described under "Book-Entry Procedures and Settlement" below.

                      BOOK-ENTRY PROCEDURES AND SETTLEMENT

     Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, DTC, a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

     Purchasers of securities may only hold interests in the global notes through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary -- banks, brokerage houses and other institutions that maintain securities accounts for customers -- that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom."

     The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner under Bank United's charter or bylaws. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry securities.

     A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

    o DTC is unwilling or unable to continue as depositary for such global security and Bank United does not appoint a qualified replacement for DTC within 90 days; or

    o Bank United in its sole discretion decides to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

     Any global security that is so exchanged will be exchanged in whole for definitive securities in registered form, with the same terms and of an equal aggregate liquidation preference. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.

     In this prospectus supplement and the related prospectus, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC's procedures.

     DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

     DTC's management is aware that some computer applications, systems, and the like for processing dates that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as they relate to the timely payment of distributions to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     Bank United will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

     DTC may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under such circumstances, in the event that a successor securities depositary is not appointed, securities certificates are required to be printed and delivered. Additionally, Bank United may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary with respect to the preferred securities. In that event, certificates for the securities will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Bank United believes to be reliable, but Bank United does not take responsibility for the accuracy thereof.

                                  UNDERWRITING

     We have entered into an underwriting agreement with Lehman Brothers, pursuant to which, and subject to its terms and conditions, we have agreed to sell to Lehman Brothers and Lehman Brothers has agreed to purchase from us all the offered shares of preferred stock.

     The underwriting agreement provides that the obligation of Lehman Brothers to purchase the preferred stock is subject to the satisfaction of certain conditions, including the approval of certain legal matters by its counsel. Subject to the terms and conditions of the underwriting agreement, Lehman Brothers must purchase all of the shares of preferred stock offered hereby if it purchases any of them.

     Lehman Brothers has advised us that it will offer the preferred stock directly to the public initially at the offering price and to certain dealers at the offering price shown on the cover page of this prospectus supplement less a selling concession not to exceed $0.375 per share of preferred stock. Lehman Brothers may allow and these dealers may reallow a concession not to exceed $0.1625 per share of preferred stock to other dealers. After the initial offering of the preferred stock, Lehman Brothers may change the public offering price, the concession to selected dealers and the reallowance to other dealers.

     The following table shows the underwriting discount that we will pay to Lehman Brothers in connection with this offering.

Per Share of Preferred Stock............  $     0.70
Total...................................  $  840,000

     We estimate that our expenses in connection with the offering of the preferred stock will be approximately $108,000.

     We have agreed to indemnify Lehman Brothers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which Lehman Brothers would be required to make regarding any liabilities that it may have under the Securities Act.

     There is no established trading market for the preferred stock. The preferred stock will not be listed on any securities exchange or quoted on any quotation system. Lehman Brothers has advised us that it presently intends to make a market in the preferred stock as permitted by applicable laws and regulations. Lehman Brothers is not obligated to make a market in the preferred stock, however, and it may discontinue this market making at any time in its sole discretion. Accordingly, we cannot assure investors that there will be adequate liquidity or adequate trading markets for the preferred stock.

     In connection with the offering of the preferred stock, Lehman Brothers may engage in certain transactions that stabilize the price of the preferred stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the preferred stock. If Lehman Brothers creates a short position in the preferred stock in connection with this offering, by selling more shares of preferred stock than are listed on the cover page of this prospectus supplement, then Lehman Brothers may reduce that short position by purchasing preferred stock in the open market. In general, the purchase of a security for the purpose of stabilization or reducing a short position could cause the price of that security to be higher than it might otherwise be in the absence of those purchases.

     Neither we nor Lehman Brothers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the preferred stock. In addition, neither we nor Lehman Brothers makes any representation that anyone will engage in these transactions or that these transactions, once they have begun, will not be discontinued without notice.

     Lehman Brothers has, directly and indirectly, provided investment and commercial banking or financial advisory services to us and our affiliates, for which it has received customary fees and commissions, and expects to provide these services to us and our affiliates in the future, for which it expects to receive customary fees and commissions.

     Certain wholly owned subsidiaries of Lehman Brothers Inc. own an aggregate of 1,529,557 shares of common stock of Bank United, which represents 5.4% of the outstanding common stock.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary of certain of the United States federal income tax consequences of the ownership of the preferred stock is for discussion purposes only. It is based upon laws, regulations, rulings and decisions in effect, all of which are subject to changes in application or interpretation that could apply retroactively, resulting in U.S. federal income tax consequences different from those discussed below. This summary deals only with preferred stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt entities, regulated investment companies, dealers in securities or currencies, non-resident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts, persons holding preferred stock as a hedge against currency risk or as a position in a "straddle" for tax purposes, persons whose functional currency is not the United States dollar, or persons subject to the alternative minimum tax. This summary also does not address holders other than original purchasers or the consequences of any laws other than those pertaining to the U.S. federal income tax. Persons considering purchasing the preferred stock should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership, and disposition of the preferred stock under the laws of any other taxing jurisdiction.

     We expect all distributions declared and paid by us on shares of preferred stock:

    o to be treated as dividends for federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for federal income tax purposes, and

    o to be eligible for the 70% dividends received deduction allowed to qualifying U.S. corporate shareholders.

     We expect to have sufficient earnings and profits to enable all distributions on the preferred stock to qualify as dividends for federal income tax purposes. We cannot assure prospective holders that we will have sufficient current earnings and profits for all distributions on the preferred stock, however, as our expectation is based in part on assumptions as to various factors that are beyond our control. Although we expect that the preferred stock will be treated as preferred stock for U.S. federal income tax purposes, it is possible that it could be treated as indebtedness. In the unlikely event that it were so treated, with the effect that recipients of distributions from us were not eligible to receive the dividends-received deduction, an Additional Amount would be payable by us in accordance with "Description of the Preferred
Stock -- Additional Amounts" above, and the tax consequences of income received on the preferred stock could differ from those described in this section.

     Prospective investors in shares of the preferred stock should consider the effect of section 246A of the Internal Revenue Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is "directly attributable" to an investment in portfolio stock. Prospective investors should also consider the effect of section 246(c) of the Internal Revenue Code, which among other things, disallows the dividends-received deduction in respect of any dividend on a share of stock that has been held for 45 days or less during the 90-day period beginning on the date that is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. Any period will not be counted toward the 45-day holding period if during that period the holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted certain options to buy, substantially identical stock or securities, or holds one or more other positions in substantially similar or related property that diminish the risk of loss from holding preferred stock. Prospective investors should also consider the effect of section 1059 of the Internal Revenue Code, which reduces a shareholder's basis in stock upon the receipt of an extraordinary dividend and in certain other circumstances that could apply if we failed to pay dividends currently on the preferred stock or the preferred stock were considered to have been issued with an issue price in excess of its liquidation rights or stated redemption price, which we believe is not the case.

     In the past, legislation has been proposed that would have reduced the dividends received deduction applicable to certain preferred stock. There can be no assurance that similar legislation will not be enacted in the future or that other legislation will not be enacted that would reduce the dividends-received deduction available to corporate holders of the preferred stock.

     Because the availability of the dividends-received deduction may be affected by the particular circumstances of each U.S. corporate holder of the stock, prospective U.S. corporate investors are encouraged to consult their tax advisors.

                                 LEGAL MATTERS

     The validity of the preferred stock which is being offered will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters will be passed upon for Lehman Brothers by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from Bank United Corp.'s Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference in this prospectus supplement, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended December 31, 1998 and March 31, 1999 which are incorporated in this prospectus supplement by reference, Deloitte & Touche have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Bank United Corp.'s Quarterly Report on Form 10-Q they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                                   PROSPECTUS

                            [BANK UNITED CORP. LOGO]

                 ----------------------------------------------

                            BANK UNITED CAPITAL TRUST
                 ----------------------------------------------

                                  $830,000,000

                                 PREFERRED STOCK
                              CLASS A COMMON STOCK
                                DEPOSITARY SHARES
                       JUNIOR SUBORDINATED DEBT SECURITIES
                                    GUARANTEE
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS
                              of Bank United Corp.

                           TRUST PREFERRED SECURITIES
                          of Bank United Capital Trust

INVESTING IN THE OFFERED SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

Our Class A common stock is traded on the Nasdaq under the symbol "BNKU". On August 4, 1999, the last reported sale price of our Class A common stock on the Nasdaq was $37.4375 per share. We urge prospective purchasers of the Class A common stock to obtain current information as to market prices of the Class A common stock.

We may use this prospectus to sell Class A common stock, preferred stock, depositary shares, junior subordinated debt securities, guarantees, stock purchase contracts or stock purchase units. We may also use this prospectus for Bank United Capital Trust to sell trust preferred securities or for selling stockholders to sell Class A common stock.

       WE WILL PROVIDE SPECIFIC TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENTS CAREFULLY BEFORE YOU INVEST.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

THESE SECURITIES ARE NOT OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                            ------------------------

AUGUST 4, 1999

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Risk Factors............................     1
Use of Proceeds.........................     4
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges
  and Preferred Dividends...............     4
Bank United Corp........................     5
Bank United Capital Trust...............     6
Description of Offered Securities.......     8
Relationship Among the Trust Preferred
  Securities, the Trust Preferred
  Securities
  Guarantee and the Junior Subordinated
  Notes Held by Bank United Capital
  Trust.................................    33
Selling Stockholders....................    34
Plan of Distribution....................    35
Legal Matters...........................    36
Experts.................................    36
Forward-Looking Information.............    36
About this Prospectus...................    37
Where You Can Find More Information.....    38

                                  RISK FACTORS

     An investment in any of the securities offered by this prospectus involves certain risks. Before you decide to purchase any of these securities, you should carefully consider the following risk factors, in addition to the other information included in this prospectus and the applicable prospectus supplement, before making an investment decision.

HOLDERS OF SHARES OF OUR COMMON STOCK COULD EXPERIENCE DILUTION.

     We issued 31,595,596 shares in our IPO in August 1996. Since that time, we have repurchased 34,200 shares and issued 142,250 shares, so that we currently have 31,703,646 shares of common stock outstanding. Of the 31,595,596 shares issued in our IPO, 12,075,000 were registered under the Securities Act of 1933 and sold to the public in the IPO, and 19,520,596 were subject to contractual restrictions on sale which expired or expire at various times. We agreed to use our best efforts to register these 19,520,596 shares under the Securities Act and to maintain the effectiveness of these registrations for a specified period. The restrictions on 11,314,818 shares expired prior to March 31, 1999, and the contractual restrictions on the sale of 7,887,436 of the remaining 8,205,778 shares were terminated on June 4, 1999 and the restrictions on the remaining 318,342 shares will terminate on July 28, 1999.

OUR OBLIGATIONS UNDER THE TRUST PREFERRED SECURITIES GUARANTEE AND THE JUNIOR SUBORDINATED DEBT SECURITIES ARE SUBORDINATED.

     Our obligations under the trust preferred securities guarantee and under the junior subordinated debt securities will rank junior in priority of payment to all our senior indebtedness. This means that we cannot make any payments on the trust preferred securities guarantee or the junior subordinated debt securities if we default on a payment of senior indebtedness and do not cure the default within the applicable grace period, or if the senior indebtedness becomes immediately due because of a default and has not yet been paid in full. In addition, our obligations under the trust preferred securities guarantee and under the junior subordinated debt securities will rank junior to all existing and future liabilities of our subsidiaries.

     We cannot make any payments on the trust preferred securities guarantee if we default on a payment on any of our other debt. In addition, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to pay obligations under the trust preferred securities guarantee only after we have made all payments on our other liabilities.

     Neither the trust preferred securities of Bank United Capital Trust, our junior subordinated debt securities nor our trust preferred securities guarantee limit our ability or that of our subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the junior subordinated debt securities and the trust preferred securities guarantee.

BANK UNITED CAPITAL TRUST'S ABILITY TO MAKE PAYMENTS ON ITS TRUST PREFERRED SECURITIES WILL DEPEND ENTIRELY ON OUR PAYMENTS ON OUR JUNIOR SUBORDINATED DEBT SECURITIES.

     The only assets of Bank United Capital Trust will be its investment in our junior subordinated debt securities. Accordingly, the ability of Bank United Capital Trust to pay scheduled distributions on its trust preferred securities, as well as the redemption price and the liquidation amount of the trust preferred securities, is solely dependent upon us paying, when due, the related payments we are obligated to pay on the junior subordinated debt securities.

OUR OBLIGATIONS UNDER THE TRUST PREFERRED SECURITIES GUARANTEE ARE LIMITED.

     The trust preferred securities guarantee only guarantees that we will make distribution, redemption and liquidation payments on the trust preferred securities of Bank United Capital Trust if it has the funds to do so itself but does not. If we fail to pay in full principal or interest when due on our junior subordinated debt securities, Bank United Capital Trust will not have sufficient funds to make distribution, redemption or liquidation payments on the trust preferred securities. In those circumstances, you also will not be able to rely upon the trust preferred securities guarantee for payment of these amounts.

     Instead, you:

       o may directly sue us or seek other remedies to collect your proportionate share of payments owed; or

       o rely on the Property Trustee to enforce Bank United Capital Trust's rights under the junior subordinated debt securities.

OUR DEFERRAL OF DISTRIBUTIONS ON THE JUNIOR SUBORDINATED DEBT SECURITIES WOULD NOT RELIEVE YOU OF LIABILITY FOR TAXES AND COULD AFFECT THE TRADING PRICE OF THE TRUST PREFERRED SECURITIES.

     So long as no event of default under the junior subordinated debt securities has occurred and is continuing, we can, on one or more occasions, defer interest payments on the junior subordinated debt securities for the number of consecutive periods specified in the applicable prospectus supplement. If we defer interest payments on the junior subordinated debt securities, Bank United Capital Trust will defer distributions on the trust preferred securities during such deferral period. However, distributions will still accumulate and such deferred distributions will themselves accrue interest to the extent permitted by law.

     If we defer payments of interest on the junior subordinated debt securities held by Bank United Capital Trust, you will be required to recognize interest income for U.S. federal income tax purposes based on your proportionate share of the interest on those junior subordinated debt securities before you receive any cash relating to such interest. In addition, you will not receive such cash from the trust if you sell the trust preferred securities before the end of any deferral period or before the record date relating to distributions that are paid.

     We have no current intention of deferring interest payments on the junior subordinated debt securities and believe that deferral is a remote possibility. However, if we exercise our right to defer in the future, the trust preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the junior subordinated debt securities. If you sell the trust preferred securities during an interest deferral period, you may not receive the same return on your investment as someone who continues to hold the trust preferred securities.

     Even if we do not exercise our right to defer interest payments on the junior subordinated debt securities, our right to do so may make the market price for the trust preferred securities more volatile than that of other securities without this feature.

     The prospectus supplement with respect to the trust preferred securities will describe relevant U.S. federal income tax considerations applicable to the purchase, holding and disposition of the trust preferred securities.

WE MAY REDEEM YOUR TRUST PREFERRED SECURITIES AT ANY TIME IF SPECIFIED CHANGES IN TAX, INVESTMENT COMPANY OR BANK REGULATORY LAW OCCUR.

     If any of the changes in tax, investment company or bank regulatory law described in this prospectus occur and are continuing, and certain other conditions are satisfied, we will have the right to redeem the junior subordinated debt securities within 90 days of the event whether or not we could otherwise have redeemed the junior subordinated debt securities at that time. Any redemption will cause a mandatory redemption of trust preferred securities having a total liquidation amount equal to the total principal amount of junior subordinated debt securities to be redeemed. Prior to any such redemption, we will obtain any required regulatory approvals. See "Description of the Offered Securities -- Trust Preferred Securities -- Distribution of the Junior Subordinated Debt Securities" and "-- Special Event Redemption."

HOLDERS OF THE TRUST PREFERRED SECURITIES WILL HAVE LIMITED VOTING RIGHTS.

     You will have very limited voting rights if you own or hold trust preferred securities. Among other things, we will have the power to elect or remove any of the trustees of Bank United Capital Trust unless an event of default under the junior subordinated debt securities has occurred and is continuing. See "Trust Preferred Securities -- Voting Rights; Amendment of Declaration."

WE MAY TERMINATE BANK UNITED CAPITAL TRUST AT ANY TIME.

     Subject to obtaining any required regulatory approval, we have the right to terminate Bank United Capital Trust at any time. If we decide to exercise our right to terminate Bank United Capital Trust, Bank United Capital Trust will redeem its trust securities by distributing the junior subordinated debt securities to holders of the trust securities on a proportionate basis.

     Under current U.S. federal income tax law, a distribution of junior subordinated debt securities to you upon the dissolution of Bank United Capital Trust should not be a taxable event to you. However, if Bank United Capital Trust is characterized for U.S. federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of junior subordinated debt securities to you may be a taxable event to you.

     We have no current intention of terminating Bank United Capital Trust and distributing junior subordinated debt securities to the holders of its trust preferred securities. We anticipate that we would consider exercising this right in the event that expenses associated with maintaining Bank United Capital Trust were substantially greater than currently expected, such as if certain changes in tax, investment company or bank regulatory law occurred. We cannot predict the other circumstances under which we would exercise this right.

THE TRUST PREFERRED SECURITIES ARE A NEW SECURITY WITH NO PRIOR MARKET.

     Prior to this offering there has been no public market for the trust preferred securities, and we cannot assure you that a market will develop. The trust preferred securities may not be listed on any securities exchange. The underwriters may make a market in the trust preferred securities after the consummation of this offering, as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so, and may discontinue any such market making activities at any time without notice. If a trading market for the trust preferred securities does develop, the trust preferred securities may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our performance and other factors.

THERE MAY BE NO TRADING MARKET FOR THE JUNIOR SUBORDINATED DEBT SECURITIES.

     Although we will use our best efforts to list the junior subordinated debt securities on the exchange, if any, on which the trust preferred securities are then listed if they are distributed, we cannot assure you that the junior subordinated debt securities will be approved for listing on that exchange or that a trading market will exist for those securities.

                                USE OF PROCEEDS

     Unless we have indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes. Bank United Capital Trust will use the net proceeds from the sale of its trust preferred securities to purchase junior subordinated debt securities from us.

     Neither we nor Bank United Capital Trust will receive any of the proceeds from any sale of Class A common stock by any of the selling stockholders. See "Selling Stockholders."

                      RATIOS OF EARNINGS TO FIXED CHARGES
         AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     Our ratios of earnings to fixed charges, which are computed on the basis of the total enterprise (as defined by the Securities and Exchange Commission) by dividing earnings before fixed charges and income taxes by fixed charges, are shown below for the periods indicated. Also shown below are our ratios of earnings to combined fixed charges and preferred stock dividends, which are computed on the basis of the total enterprise by dividing earnings before fixed charges and income taxes by fixed charges and preferred stock dividend requirements, for the periods indicated. Fixed charges consist principally of interest expense on all long- and short-term borrowings, excluding or including interest on deposits as indicated.

                                            SIX MONTHS ENDED
                                               MARCH 31,                      YEAR ENDED SEPTEMBER 30,
                                          --------------------  -----------------------------------------------------
                                            1999       1998       1998       1997       1996       1995       1994
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
EARNINGS TO FIXED CHARGES:
     Excluding interest expense on
       deposits.........................       1.56       1.41       1.50       1.54       1.21       1.30       1.72
     Including interest expense on
       deposits.........................       1.31       1.22       1.26       1.29       1.11       1.16       1.26
EARNINGS TO COMBINED FIXED CHARGES AND
  PREFERRED DIVIDENDS:
     Excluding interest expense on
       deposits.........................       1.44       1.30       1.37       1.40       1.10       1.23       1.54
     Including interest expense on
       deposits.........................       1.25       1.17       1.20       1.22       1.06       1.13       1.21

                               BANK UNITED CORP.

     We are a broad-based financial services provider to consumers and businesses in Texas and selected regional markets throughout the United States. At March 31, 1999, we operated a 94-branch community banking network serving nearly 265,000 households, as well as 19 commercial banking offices in 16 states across the country. As of March 31, 1999, we were the largest publicly traded financial institution headquartered in Texas, with $14.9 billion in assets, $6.6 billion in deposits, and $723.0 million in stockholders' equity. Our address is 3200 Southwest Freeway, Suite 2600, Houston, Texas 77027 and our telephone number is (713) 543-6500.

     We were incorporated in Delaware on December 19, 1989 as USAT Holdings Inc. and became the holding company for Bank United (the "Bank") upon its formation on December 30, 1988. The Bank is a federally chartered savings bank, the deposits of which are insured by the Savings Association Insurance Fund, which is administered by the FDIC. In December 1996, we formed a wholly owned, Delaware subsidiary, BNKU Holdings, Inc., which is now the direct parent company of the Bank.

     The Bank's capital levels at March 31, 1999 and September 30, 1998 qualified it as "well-capitalized," the highest of five categories under applicable regulatory definitions. The Bank's capital ratios at March 31, 1999 and September 30, 1998, and the applicable regulatory capital requirements, were as follows:

                                         MARCH 31,      SEPTEMBER 30,     CAPITAL ADEQUACY     WELL-CAPITALIZED
                                           1999             1998             REQUIREMENT          REQUIREMENT
                                        -----------    ---------------    -----------------    -----------------
Tangible capital.....................       6.73%            6.75%               1.50%                 --
Core/leverage capital................       6.75%            6.77%               3.00%                5.00%
Tier 1 capital.......................       9.86%            9.97%                --                  6.00%
Total risk-based capital.............      11.92%           10.48%               8.00%               10.00%

                           BANK UNITED CAPITAL TRUST

     Bank United Capital Trust is a statutory business trust newly formed under Delaware law by (1) a declaration of trust executed by us, as sponsor for the trust, and by the trustees for the trust, and (2) the filing of a certificate of trust with the Delaware Secretary of State. The declaration will be amended and restated in its entirety substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part, as of the date securities of Bank United Capital Trust are initially issued. The amended declaration will be qualified as an indenture under the Trust Indenture Act of 1939.

     Bank United Capital Trust exists for the exclusive purposes of (1) issuing two classes of trust securities, trust preferred securities and trust common securities, which together represent undivided beneficial interests in the assets of Bank United Capital Trust; (2) investing the gross proceeds of the trust securities in our junior subordinated debt securities; and (3) engaging in only those other activities necessary or incidental thereto.

     We will directly or indirectly own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made thereon proportionately, with the trust preferred securities except that upon the occurrence and during the continuance of an event of default under the amended declaration, the rights of the holders of the trust common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount equal to 3% of the total capital of Bank United Capital Trust.

     Bank United Capital Trust has a term of approximately 55 years, but may terminate earlier as provided in its amended declaration. The business and affairs of Bank United Capital Trust will be conducted by its trustees, who will initially be appointed by us, as the direct or indirect holder of all the trust common securities. We, as the direct or indirect holder of all of the trust common securities of Bank United Capital Trust, will also be entitled to appoint, remove or replace the Bank United Capital Trust trustees, unless an event of default in respect of our junior subordinated debt securities held by Bank United Capital Trust has occurred and is continuing.

     The duties and obligations of the Bank United Capital Trust trustees will be governed by the amended declaration. A majority of the Bank United Capital Trust trustees (the "Regular Trustees") will be persons who are our employees, officers, or affiliates.

     One Bank United Capital Trust trustee will be a financial institution unaffiliated with us that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the "Property Trustee"). The Property Trustee will hold title to the junior subordinated debt securities for the benefit of the holders of the trust securities of Bank United Capital Trust. As holder of the junior subordinated securities the Property Trustee will have the power to exercise all rights, powers and privileges under the indenture related to the junior subordinated debt securities. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the junior subordinated debt securities held by it for the benefit of the holders of the trust preferred securities of Bank United Capital Trust. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the Property Account. Unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one Bank United Capital Trust trustee will have its principal place of business or reside in the State of Delaware (the "Delaware Trustee"). In limited circumstances that will be described in a prospectus supplement relating to trust preferred securities, the holders of a majority of the trust preferred securities will be entitled to appoint or remove the Property Trustee or the Delaware Trustee.

     The rights of the holders of the trust securities, including economic rights, rights to information and voting rights, are contained in the amended declaration, the Delaware Business Trust Act and the Trust Indenture Act. We will pay all fees and expenses related to Bank United Capital Trust and the offering of trust securities, the payment of which will be guaranteed by us. The office of the Delaware Trustee for Bank United Capital Trust in the State of Delaware is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of Bank United Capital Trust will be c/o Bank United Corp., 3200 Southwest Freeway, Suite 2600, Houston, Texas 77027 and its telephone number is (713) 543-6500.

                       DESCRIPTION OF OFFERED SECURITIES

     If so indicated in the applicable prospectus supplement, the terms of any securities may differ from the terms set forth below.

CLASS A COMMON STOCK

     As of July 22, 1999, we had 31,703,646 shares of Class A common stock issued and outstanding and 3,762,270 shares reserved for issuance under our stock option plans. The material provisions relating to our Class A common stock can be found in our certificate of incorporation and by-laws, copies of which have been filed with the Commission. See "Where You Can Find More
Information."

     We have no other classes of common stock outstanding as of the date of this prospectus.

PREFERRED STOCK

     The following is a summary of the principal terms of our preferred stock. This summary is not complete, may not contain all the information that is important to you and is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, copies of which have been filed with the Commission. See "Where You Can Find More Information."

     Our board of directors is authorized by our certificate of incorporation to provide, without further stockholder action, for the issuance of one or more series of preferred stock. Our board of directors has the power to fix various terms with respect to each series, including voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations, restrictions and redemption, conversion or exchangeability provisions.

     The applicable prospectus supplement will contain the following principal terms of the series of preferred stock offered thereby:

       o the designation, number of shares and liquidation preference per share;

       o  initial public offering price;

       o  the dividend rate or rates;

       o the index, if any, upon which the amount of dividends, if any, is determined;

       o the dates on which dividends, if any, will accrue and be payable and the designated record dates for determining the holders entitled to such dividends;

       o  any redemption or sinking fund provisions;

       o  any conversion or exchange provisions;

       o  provisions for issuance of global securities;

       o the securities exchange, if any, on which the preferred stock will be listed;

       o the currency, which may be composite currency, in which dividends, if any, will be payable if other than U.S. dollars;

       o  voting rights; and

       o  any additional terms, preferences or rights.

     Under regulations adopted by the Office of Thrift Supervision, if the holders of shares of any series of our preferred stock become entitled to vote for the election of directors because our board of directors has failed to declare or pay dividends on that series, that series may then be deemed a class of "voting securities." In that case, an institutional holder of 25% or more of that series, or an institutional holder of five percent or more if it otherwise exercises a "controlling influence" over us, may then be subject to regulation as a savings and loan holding company in accordance with the Home Owner's Loan Act. In addition, if and when a series is deemed a class of voting securities, any other savings and loan holding company may be required to obtain the prior approval of the OTS to acquire five percent or more of that series, and any person other than a savings and loan holding company may be required to obtain the prior approval of the OTS to acquire ten percent or more of that series.

     The shares of preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights to subscribe for any additional securities that we may issue. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on a parity in all respects with any outstanding preferred stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for each series of preferred stock will be specified in the applicable prospectus supplement.

     Because we are a holding company, our rights and the rights of our creditors and our stockholders, including the holders of any shares of preferred stock, to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

     The principal source of our revenues is dividends received from the Bank. Various statutory provisions limit the amount of dividends the Bank and our nonbank subsidiaries can pay without regulatory approval, and various regulations can also restrict the payment of dividends. Changes in regulations could further limit the ability of the Bank to pay dividends to us, and federal statutes limit the ability of subsidiary banks to make loans to us.

     DIVIDENDS. The holders of each series of our preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available for that purpose, cumulative or non-cumulative cash or other dividends. We will describe the rate or rates and payment dates applicable to each series of preferred stock in the applicable prospectus supplement. Those rates may be fixed or variable or both. If variable, we will describe the formula used for determining the dividend rate for each dividend period in the applicable prospectus supplement. We will pay dividends to the holders of record as they appear on our stock books on the record dates set by our board of directors and specified in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are noncumulative, then the holders of these noncumulative series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay a dividend for that period, whether or not dividends on that series are declared payable on any future dividend payment dates.

     Unless otherwise indicated in the applicable prospectus supplement:

       o we may not declare dividends on any other series or class of preferred stock ranking on a parity as to dividends unless full cumulative dividends on all outstanding shares of each series of cumulative preferred stock have been paid in full or contemporaneously are declared and paid through the most recent dividend payment date; and

       o in the event that full cumulative dividends on any series of cumulative preferred stock have not been declared and paid or set apart when due, we may not declare or pay any dividends or other distributions on any other shares of our stock ranking junior to the preferred stock, unless full cumulative dividends on that series are made or set apart for payment; but

       o we may, however, pay dividends or distributions in shares of common stock, or using options, warrants or rights to subscribe for or purchase shares of common stock or other junior ranking stock.

     REDEMPTION. The shares of any series of our preferred stock may be redeemable at our option and may be subject to mandatory redemption under a sinking fund or otherwise, in each case upon the terms, on the date or dates and at the redemption price or prices set forth in the applicable prospectus supplement. If fewer than all shares of preferred stock are to be redeemed, the shares to be redeemed will be selected by us proportionately, by lot or by any other method determined by our board of directors to be equitable.

     If we have not paid any dividends on shares of any series of preferred stock when due:

       o we may not redeem shares of common stock or shares of capital stock ranking junior to or on parity with the preferred stock;

       o we may not redeem shares of that series of preferred stock unless we simultaneously redeem all outstanding shares of that series; and

       o  we may not purchase or otherwise acquire any shares of that series;
          but

       o we may, however, purchase or acquire shares of that series under a purchase or exchange offer made on the same terms to holders of all shares of that series.

     Any notice of redemption will be given by mailing the notice to each record holder of the shares to be redeemed, not less than 40 days nor more than 70 days prior to the redemption date, to the addresses of the holders as they appear on our stock books. Each notice will state:

       o  the redemption date;

       o the number of shares and series of preferred stock that we will redeem;

       o the redemption price and the manner in which we will pay and deliver the redemption price;

       o the place or places where holders must surrender certificates for the shares of preferred stock to be redeemed in exchange for payment of the redemption price;

       o that dividends on the shares of preferred stock to be redeemed will cease to accrue on the redemption date; and

       o if we are redeeming fewer than all shares of any series of preferred stock held by any holder, the number of shares that we will redeem.

     If we have given notice of redemption, unless we have defaulted in providing the requisite funds to redeem the shares we call for redemption, from and after the redemption date for the shares of the series of the preferred stock we call for redemption:

       o dividends on the shares of preferred stock called for redemption will cease to accrue;

       o any right to convert the shares of preferred stock of that series will terminate;

       o shares of preferred stock of that series will no longer be deemed to be outstanding; and

       o rights of the holders of the shares of preferred stock of that series as our stockholders, except the right to receive the redemption price, will cease.

     Once holders surrender certificates in accordance with the redemption notice, we will provide funds to pay, and will cause to be paid, the redemption price indicated in the notice. Any shares so redeemed must be properly endorsed or assigned for transfer, if our board of directors so requires and the redemption notice so states. If fewer than all of the shares represented by any certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof.

     LIQUIDATION PREFERENCE. Upon our liquidation, dissolution or winding up, the holders of shares of each series of our preferred stock will be entitled to receive, out of our assets available for distribution to stockholders and before any distribution of assets is made to or set apart for the holders of common stock or any other shares of our stock ranking junior as to such a distribution to the shares of that preferred series, an amount described in the applicable prospectus supplement. If, upon our liquidation, dissolution or winding up, our assets or the proceeds thereof are insufficient to pay in full the amounts payable with respect to shares of each series of preferred stock and any other shares of our stock ranking on a parity, as to any such distribution with that series of preferred stock, the holders of shares of that series of preferred stock and the other parity shares will share ratably in the distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of that series of preferred stock of the full preferential amounts to which they are entitled, those holders will not be entitled to any further participation in any distribution of assets by us, unless otherwise provided in the applicable prospectus supplement. A consolidation or merger between us and one or more corporations is not, for this purpose, a liquidation, dissolution or winding up.

     The terms, if any, on which shares of any series of preferred stock are convertible into or exchangeable for debt securities or common stock will be contained in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatorily, at the option of the holder or at our option, in which the number of shares of common stock to be received by the holders of preferred stock would be calculated according to the market price of common stock as of a time stated in the applicable prospectus supplement.

DEPOSITARY SHARES

     We may elect to offer fractional interests in shares of our preferred stock, rather than full shares of preferred stock. In that case, we will cause a bank or trust company we select, with its principal executive office in the United States and a combined capital and surplus of at least $50,000,000 (a "Depositary"), to issue to the public receipts (the "Depositary Receipts") evidencing one or more fractional interests in a share of preferred stock we deposit with the Depositary (the "Depositary Shares"). Each Depositary Share will represent a fraction of a share of a particular series of preferred stock as described below and detailed in the prospectus supplement relating to a particular series of the preferred stock and the series of Depositary Shares issued in respect thereof. The shares of any series of preferred stock underlying the Depositary Shares will be deposited with a Depositary under a separate deposit agreement (the "Deposit Agreement") between us and a Depositary which may serve as a Depositary for more than one series of Depositary Shares.

     The following is a summary of the principal terms of the Depositary Shares and the Deposit Agreement. This summary is not complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts relating to each series of preferred stock. We have filed the forms of Deposit Agreement and Depositary Receipt as exhibits to the registration statement of which this prospectus forms a part, or incorporate them by reference. Please review those documents for further details not described in the summary below.

     The applicable prospectus supplement relating to a series of Depositary Shares will set forth the name and address of the principal executive office of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by that Depositary Share, to all the rights and preferences of the preferred stock represented by that Depositary Share, including dividend, voting, redemption, conversion and liquidation rights.

     We may order the Depositary to issue temporary Depositary Receipts to holders in the event the definitive Depositary Receipts are not ready at the time of distribution. The temporary Depositary Receipts will be substantially identical to, and will entitle holders to all the rights pertaining to, the definitive Depositary Receipts. We will then have definitive Depositary Receipts prepared without unreasonable delay. Holders will be able to exchange temporary Depositary Receipts for definitive Depositary Receipts at our expense.

     Holders of Depositary Shares may surrender Depositary Receipts to the Depositary (unless we have previously called for redemption of the related Depositary Shares) and receive the number of whole shares of the related series of preferred stock and any money or other property represented by those Depositary Receipts. Holders will be entitled to receive whole shares of preferred stock on the basis described in the applicable prospectus supplement. After surrender of Depositary Receipts, holders will not be entitled to deposit under the Deposit Agreement the shares of preferred stock received or to receive Depositary Receipts for such shares of preferred stock. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of preferred stock to be withdrawn, the Depositary will deliver to that holder at the same time a new Depositary Receipt evidencing the excess number of Depositary Shares.

     We do not expect that there will be any public trading market for the preferred stock represented by Depositary Receipts except as represented by the Depositary Shares.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary will distribute all cash dividends or other cash distributions received from us in respect of the underlying shares of preferred stock to the record holders of Depositary Shares relating to the preferred stock in proportion to the number of Depositary Shares owned by those holders on the relevant record date. The Depositary will distribute only the amount, however, that it can distribute without attributing to any holder of Depositary Shares a fraction of one cent, and any balance it does not distribute will be added to and treated as part of the next amount it receives for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received from us to the record holders of Depositary Shares entitled to the distribution. If the Depositary determines that it is not feasible to make such a distribution, it may, with our approval, sell the property and distribute the net proceeds from that sale to those holders.

     The Deposit Agreement will also contain provisions relating to the manner in which the Depositary will make available to holders of Depositary Shares any subscription or similar rights offered by us to holders of the series of preferred stock underlying Depositary Shares.

     REDEMPTION OF DEPOSITARY SHARES. If we decide to redeem a series of the preferred stock represented by Depositary Shares, the Depositary will redeem the Depositary Shares from the proceeds it will receive as a result of the redemption of the underlying preferred stock. The Depositary will mail a notice of redemption not less than 30 and not more than 60 days prior to the redemption date to the addresses of the record holders of the Depositary Shares as they appear in the Depositary's books. The redemption price per Depositary Share will equal the applicable fraction of the redemption price per share payable with respect to the underlying series of the preferred stock. Whenever we redeem preferred stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of preferred stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary will select the Depositary Shares to be redeemed, either proportionately or by lot.

     After the redemption date, the Depositary Shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of those Depositary Shares were entitled upon redemption upon surrender to the Depositary of the Depositary Receipts evidencing those Depositary Shares.

     VOTING THE UNDERLYING PREFERRED STOCK. We will send to the Depositary all notices of meetings at which the holders of shares of the series of preferred stock held by the Depositary are entitled to vote. The Depositary will mail the information contained in such a notice of meeting to the record holders of the Depositary Shares relating to that series of preferred stock. Each record holder of those Depositary Shares on the record date may instruct the Depositary how to vote with respect to the number of shares of preferred stock represented by that holder's Depositary Shares. The record date for Depositary Shares will be the same date as the record date for the preferred stock. The Depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock underlying those Depositary Shares in accordance with any such instructions. We will agree to take all actions deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of preferred stock for which it has not received specific instructions from the holders of Depositary Shares representing those shares of preferred stock.

     TAXATION. The IRS will treat owners of Depositary Shares as if they were owners of the preferred stock represented by those Depositary Shares, and, accordingly, owners will be entitled to take into account for federal income tax purposes, income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

       o owners will not recognize gain or loss for federal income tax purposes upon the withdrawal of preferred stock in exchange for Depositary Shares as provided in the Deposit Agreement;

       o the tax basis of each share of preferred stock to an exchanging owner of Depositary Shares will, upon the exchange, be the same as the total tax basis of the Depositary Shares exchanged; and

       o the holding period for the preferred stock in the hands of an exchanging owner of Depositary Shares will include the period during which that person owned those Depositary Shares.

     AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. We and the Depositary may at any time amend the form of Depositary Receipts evidencing the Depositary Shares and any provision of the Deposit Agreement. However, we may not make any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares unless the record holders of at least a majority of the Depositary Shares then outstanding approve the amendment. We or the Depositary may terminate a Deposit Agreement only if:

       o we have redeemed all Depositary Shares outstanding under the Deposit Agreement; or

       o there has been a final distribution in respect of the series of preferred stock underlying the Depositary Shares in connection with our liquidation, dissolution or winding up, and that distribution has been made to the holders of the related Depositary Shares.

     CHARGES OF DEPOSITARY. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the Depositary in connection with the initial deposit of the underlying shares of preferred stock and any redemption of the preferred stock. Holders of Depositary Shares must pay other transfer and other taxes and governmental charges and such other charges that the Deposit Agreement requires them to pay.

     MISCELLANEOUS. We will provide to the Depositary, and the Depositary will forward to the holders of Depositary Shares, all reports and communications from us that we are required to furnish to the holders of the underlying preferred stock.

     Neither we nor the Depositary will be liable if we are or it is prevented or delayed by law or any circumstance beyond our control in performing our obligations under the Deposit Agreement. Our obligations and the Depositary's obligations under the Deposit Agreement are limited to performance in good faith of our and their respective duties under the Deposit Agreement. In addition, neither we nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or shares of underlying preferred stock unless satisfactory indemnity is furnished. We and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

     RESIGNATION AND REMOVAL OF DEPOSITARY. The Depositary may resign at any time by delivering to us notice of its election to do so. We may also at any time remove the Depositary. Any resignation or removal of the Depositary will take effect upon our appointment of a successor Depositary and its acceptance of that appointment. We must appoint a successor Depositary within 60 days after delivery of any notice of resignation by, or removal of, the Depositary. The successor Depositary must be a bank or trust company with its principal office in the United States and must have a combined capital and surplus of at least $50,000,000.

JUNIOR SUBORDINATED DEBT SECURITIES

     The following is a summary of the principal terms of the junior subordinated debt preferred securities in which Bank United Capital Trust will invest the proceeds from the issuance and sale of the trust securities. This summary is not complete, may not contain all the information that is important to you, and is qualified in its entirety by reference to the junior subordinated indenture, between us and the Bank of New York, as trustee (the "Indenture Trustee"), the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part or is incorporated by reference, as well as to the Trust Indenture Act. Wherever particular sections or defined terms of the junior subordinated indenture are referred to, those sections or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified in its entirety by that reference.

     Under certain circumstances involving the dissolution of Bank United Capital Trust, subject to obtaining any required regulatory approval, junior subordinated debt securities will be distributed to the holders of the trust securities in liquidation of Bank United Capital Trust. See "Trust Preferred Securities -- Special Event Redemption or Distribution."

     If the junior subordinated debt securities are distributed to the holders of the trust preferred securities, we will use our best efforts to have the junior subordinated debt securities listed on any national securities exchange or similar organization on which the trust preferred securities are then listed or quoted.

     The junior subordinated indenture will not contain covenants or other provisions that would afford protection to the holders of the junior subordinated debt securities in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect such holders.

     We plan to sell junior subordinated debt securities to Bank United Capital Trust under this prospectus. The applicable prospectus supplement relating to the junior subordinated debt securities will contain the following terms:

       o  the title;

       o  any limit on the amount that may be issued;

       o whether or not the junior subordinated debt securities will be issued in global form, and if so, the terms and who the depository will be;

       o the securities exchange, if any, on which the junior subordinated debt securities will be listed;

       o  the maturity date(s);

       o the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining those date(s);

       o  the place(s) where payments will be payable;

       o our right, if any, to defer payment of interest and the maximum length of any deferral period;

       o the date, if any, after which, and the price(s) at which, the junior subordinated debt securities may, under any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

       o the date(s), if any, on which, and the price(s) at which we are obligated, under any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, the junior subordinated debt securities and other related terms and provisions;

       o the denominations in which the junior subordinated debt securities will be issued, if other than denominations of $1000 and any integral multiple thereof; and

       o any other terms, none of which will be inconsistent with the junior subordinated indenture.

     CONVERSION OR EXCHANGE RIGHTS. The terms on which the junior subordinated debt securities may be convertible into or exchangeable for Class A common stock or any of our other securities will be contained in the applicable prospectus supplement. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions under which the number of shares of Class A common stock or other securities to be received by the holders of the junior subordinated debt securities would be subject to adjustment.

     CONSOLIDATION, MERGER OR SALE. The junior subordinated indenture will not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. Any successor or acquirer of such assets, however, must assume all of our obligations under the junior subordinated indenture or the junior subordinated debt securities, as appropriate.

     ADDITIONAL INTEREST. Pursuant to the junior subordinated indenture, we will agree to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on Bank United Capital Trust, so that the net amounts received and retained by Bank United Capital Trust after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts Bank United Capital Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed.

     OPTION TO EXTEND INTEREST PAYMENT PERIOD. We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an "Extension Period"). No Extension Period may extend beyond the maturity of the junior subordinated debt securities. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest thereon compounded quarterly at the rate specified for the junior subordinated debt securities to the extent permitted by applicable law. During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make distributions in connection with any of the following:

       o repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

       o an exchange or conversion of any class or series of our capital stock for any other class or series of our capital stock; or

       o the purchase of fractional interests in shares of our capital stock under the conversion or exchange provisions of our capital stock or the security being converted or exchanged.

In addition, during any Extension Period, we will not make distributions related to our debt securities that rank equally with or junior to the junior subordinated debt securities, including any payment of interest, principal or premium, or repayments, repurchases or redemptions. During Extension Periods, we will, however, be able to pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

     Prior to the termination of any Extension Period, we may further defer payments of interest by extending the Extension Period. However, an extended Extension Period, including all previous and further extensions, may not extend beyond the maturity of the junior subordinated debt securities. Upon the termination of any Extension Period and the payment of all amounts then due, we may commence a new Extension Period, subject to the terms described in this section. Interest will not be due or payable during an Extension Period, except at the end of the Extension Period.

     We have no present intention of exercising our right to defer payments of interest by extending the interest payment period on the junior subordinated debt securities. If the Property Trustee is the sole holder of the junior subordinated debt securities, we will give the Regular Trustees and the Property Trustee notice of our selection of an Extension Period one business day before the earlier of:

       o the date distributions on the trust preferred securities would be payable, if not for that Extension Period; and

       o the date the Regular Trustees are required to give notice to the NYSE or other applicable self-regulatory organization, or to holders of the trust preferred securities, of the record date or the date that distribution would be payable, if not for that Extension Period, but in any event one business day before the record date.

     The Regular Trustees will give notice of our selection of an Extension Period to the holders of the trust preferred securities. If the Property Trustee is not the sole holder of the junior subordinated debt securities, we will give the holders of the junior subordinated debt securities notice of our selection of an Extension Period ten business days before the earlier of:

       o  the next succeeding interest payment date; and

       o the date upon which we are required to give notice to the NYSE or other applicable self-regulatory organization, or to holders of the junior subordinated debt securities, of the record or payment date of the related interest payment.

     As used in this prospectus, the term "business day" means any day other than Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law to close.

     EVENTS OF DEFAULT UNDER THE JUNIOR SUBORDINATED INDENTURE. The following are events of default under the junior subordinated indenture with respect to junior subordinated debt securities that we may issue to Bank United Capital
Trust:

       o our failure to pay interest when due and that failure continues for 30 days and the time for payment has not been extended or deferred;

       o  our failure to pay the principal, or premium, if any, when due;

       o our failure to observe or perform any other covenant contained in the junior subordinated debt securities or the junior subordinated indenture, and that failure continues for 90 days after we receive notice from the Indenture Trustee or holders of at least 25% of the total principal amount of the outstanding junior subordinated debt securities; and

       o  our bankruptcy, insolvency or reorganization.

     If an event of default with respect to the junior subordinated debt securities occurs and is continuing, the Indenture Trustee or the holders of at least 25% of the total principal amount of the outstanding junior subordinated debt securities, by notice in writing to us (and to the Indenture Trustee if notice is given by those holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

     The holders of at least a majority of the total liquidation amount of the trust preferred securities may waive any default or event of default with respect to the junior subordinated debt securities] and its consequences, except defaults or events of default regarding:

       o  payment of principal, premium, if any, or interest; or

       o certain covenants containing limitations on our ability to pay dividends and make payments on debt securities in certain circumstances.

Any such waiver will cure any default or event of default, other than those described immediately above.

     Subject to the terms of the junior subordinated indenture, if an event of default under the junior subordinated indenture occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the junior subordinated indenture at the request or direction of any of the holders of the junior subordinated debt securities, unless those holders have offered reasonable indemnity to the Indenture Trustee. The holders of at least a majority of the total liquidation amount of the trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee, with respect to the junior subordinated debt securities, provided that:

       o it is not in conflict with any law or the applicable provisions of the junior subordinated indenture;

       o the Indenture Trustee may take any other action deemed proper by it which is not inconsistent with such direction; but

       o subject to its duties under the Trust Indenture Act, the Indenture Trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

     A holder of the junior subordinated debt securities will only have the right to institute a proceeding under the junior subordinated indenture or to appoint a receiver or trustee, or to seek other remedies if:

       o the holder has given written notice to the Indenture Trustee of a continuing event of default;

       o the holders of at least 25% of the total principal amount of the outstanding junior subordinated debt securities have made written request, and those holders have offered reasonable indemnity to the Indenture Trustee to institute the proceedings as trustee; and

       o the Indenture Trustee does not institute the proceeding and does not receive from the holders of a majority of the total principal amount of the outstanding junior subordinated debt securities other conflicting directions within 60 days after the relevant notice and request and offer of reasonable indemnity to the Indenture Trustee.

These limitations, however, do not apply to a suit instituted by a holder of junior subordinated debt securities if we default in the payment of the principal, premium, if any, or interest on, the junior subordinated debt securities.

     We will periodically file statements with the Indenture Trustee regarding our compliance with certain of the covenants in the junior subordinated indenture.

     If an event of default under the amended declaration has occurred and is attributable to our failure to pay principal, premium, if any, or interest on, the junior subordinated debt securities, then each holder of the trust preferred securities may sue us or seek other remedies to force payment to that holder of the principal of, premium, if any, or interest on, the junior subordinated debt securities having a principal amount equal to the total liquidation amount of the trust preferred securities held by that holder. If you sue us to collect payment, then we will assume your rights as a holder of trust preferred securities under the amended declaration to the extent we make a payment to you in any similar legal action. The holders of trust preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debt securities.

     CERTAIN COVENANTS. If the junior subordinated debt securities are issued to Bank United Capital Trust or a trustee of Bank United Capital Trust in connection with the issuance of trust preferred securities by Bank United Capital Trust, and

       o there has occurred and is continuing an event of default under the junior subordinated indenture,

       o we are in default with respect to our payment of any obligations under the trust preferred securities guarantee, or

       o we have given notice of our election to defer payments of interest on the junior subordinated debt securities by extending the interest payment period as provided in the junior subordinated indenture and that period, or any extension thereof, is continuing, then:

       o we may not make distributions related to our debt securities that rank equally with or junior to the junior subordinated debt securities, including any payment of interest, principal or premium, or repayments, repurchases or redemptions, and

       o may not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments, except that we may make distributions in connection with any of the following:

             1) repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants,

             2) an exchange or conversion of any class or series of our capital stock for any other class or series of our capital stock, or

             3) the purchase of fractional interests in shares of our capital stock under the conversion or exchange provisions of such capital stock or the security being converted or exchanged.

These prohibitions will not, however, apply to any stock dividends we pay where the dividend stock is the same class of stock as that on which the dividend is being paid.

     In addition, as long as the trust preferred securities remain outstanding, we will covenant:

       o to directly or indirectly maintain 100% ownership of the trust common securities of Bank United Capital Trust; provided, however, that any permitted successor of ours under the junior subordinated indenture may succeed to our ownership of the trust common securities;

       o to not voluntarily dissolve, wind-up or terminate Bank United Capital Trust, except in connection with a distribution of junior subordinated debt securities as described under "Distribution of the Junior Subordinated Debt Securities" and in connection with certain mergers, consolidations or amalgamations permitted by the amended declaration;

       o  to timely perform our duties as sponsor of Bank United Capital Trust;
          and

       o  to use reasonable efforts to cause Bank United Capital Trust to

             1) remain a statutory business trust, except in connection with the distribution of junior subordinated debt securities to the holders of trust preferred securities in the event of the liquidation of Bank United Capital Trust, the redemption of all of the trust preferred securities of Bank United Capital Trust, or certain mergers, consolidations or amalgamations, each as permitted by the amended declaration, and

             2) otherwise continue to be classified as a grantor trust for U.S. federal income tax purposes.

     DISCHARGE AND DEFEASANCE. We may discharge all our obligations (except those described below) to holders of the junior subordinated debt securities issued under the junior subordinated indenture, which junior subordinated debt securities have not already been delivered to the Indenture Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Indenture Trustee an amount certified to be sufficient to pay when due the principal of and premium, if any, and interest on all outstanding junior subordinated debt securities and to make any mandatory sinking fund payments on those securities when due.

     Unless otherwise specified in this prospectus with respect to the junior subordinated debt securities:

     (1) We, at our option, will be discharged from any and all obligations in respect of the junior subordinated debt securities. However, we will not be discharged from our obligations:

          a)  to pay all expenses of Bank United Capital Trust,

          b) to register the transfer or exchange of junior subordinated debt securities,

          c) to replace mutilated, defaced, destroyed, lost or stolen junior subordinated debt securities, and

          d)  to maintain paying agents and hold monies for payment in trust.

     (2) If we deposit with the Indenture Trustee, in trust, money or U.S. government obligations that through the payment of interest on that money or those obligations and payment of their principal in accordance with their terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and any interest on the junior subordinated debt securities on the dates those payments are due, which may include one or more redemption dates designated by us, in accordance with the terms of the junior subordinated debt securities, then

          a) we, at our option, need not comply with certain covenants specified in this prospectus with respect to the junior subordinated debt securities, and

          b) the occurrence of an event described in the third bullet point of the first paragraph under "-- Events of Default Under the Junior Subordinated Indenture" above with respect to any defeased covenant and any other event of default provided in the applicable resolution of the board of directors or supplemental indenture under which the junior subordinated debt securities are issued will no longer be an event of default.

     A trust described in clause (2) of the paragraph immediately above may only be established, if, among other things, the Indenture Trustee has received an opinion of counsel to the effect that the holders of the junior subordinated debt securities will not recognize gain or loss for federal income tax purposes as a result of any deposit or defeasance described in the paragraph immediately above and will be subject to federal income tax in the same manner as if that defeasance had not occurred, which, in the case of a discharge under clause (1) above, must be based upon a ruling or administrative pronouncement of the IRS. In the event we fail to comply with our remaining obligations under the junior subordinated indenture after a defeasance of the junior subordinated indenture with respect to the junior subordinated debt securities as described under clause (2) above and the junior subordinated debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and U.S. government obligations on deposit with the Indenture Trustee may be insufficient to pay amounts due on the junior subordinated debt securities at the time of the acceleration resulting from that event of default. However, we will remain liable in respect of those payments.

     MODIFICATION OF JUNIOR SUBORDINATED INDENTURE; WAIVER. Together with the Indenture Trustee, we may change the junior subordinated indenture without the consent of any holders with respect to a number of matters, including:

       o to fix any ambiguity, defect or inconsistency in the junior subordinated indenture; and

       o to change anything that does not materially adversely affect the interests of any holder of junior subordinated debt securities.

     In addition, under the junior subordinated indenture, we and the Indenture Trustee may change the rights of holders of the junior subordinated debt securities with the written consent of the holders of at least a majority of the total liquidation amount of the trust preferred securities. However, the following changes may only be made with the consent of each holder of the junior subordinated debt securities:

       o extending the fixed maturity of the junior subordinated debt securities;

       o reducing the principal amount, reducing the rate of or extending the time of payment of interest on or any premium payable upon the redemption of any junior subordinated debt securities; or

       o reducing the percentage of junior subordinated debt securities, the holders of which are required to consent to any amendment or waive our compliance with any covenant or past default.

     If the consent of the Property Trustee, as holder of the junior subordinated debt securities, is required to consent to any amendment, modification or termination of the junior subordinated indenture, the Property Trustee will request directions from the holders of the trust preferred securities.

     FORM, EXCHANGE, AND TRANSFER. The junior subordinated debt securities will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof.

     At the option of the holder, subject to the terms of the junior subordinated indenture and the limitations applicable to global securities described in the applicable prospectus supplement, junior subordinated debt securities will be exchangeable for other junior subordinated debt securities, in any authorized denomination and of like tenor and total principal amount.

     Subject to the terms of the junior subordinated indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, junior subordinated debt securities may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed on them duly executed if we or the Indenture Trustee so require, at the office of the security registrar or at the office of any transfer agent we designate for that purpose. Unless otherwise provided in the junior subordinated debt securities to be transferred or exchanged, no service charge need be made for any registration of transfer or exchange, but we may require the holder to pay any taxes or other governmental charges. We have appointed the Indenture Trustee as security registrar. Any transfer agent in addition to the security registrar we initially designate for any junior subordinated debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the junior subordinated debt securities.

     If the junior subordinated debt securities are to be redeemed, we will not be required to:

       o issue, register the transfer of, or exchange any junior subordinated debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any of the junior subordinated debt securities that may be selected for redemption and ending at the close of business on the day of such mailing, or

       o register the transfer of or exchange any junior subordinated debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any of the junior subordinated debt securities being redeemed in part.

     INFORMATION CONCERNING THE JUNIOR SUBORDINATED INDENTURE TRUSTEE. The Indenture Trustee, other than during the occurrence and continuance of an event of default under the junior subordinated indenture, undertakes to perform only the duties that are specifically contained in the junior subordinated indenture and, upon an event of default under an junior subordinated indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Indenture Trustee is under no obligation to exercise any of the powers given to it by the junior subordinated indenture at the request of any holder of junior subordinated debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The Indenture Trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

     PAYMENT AND PAYING AGENTS. Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any junior subordinated debt securities on any interest payment date will be made to the person in whose name those junior subordinated debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for such interest.

     Principal of and any premium and interest on the junior subordinated debt securities will be payable at the office of the paying agents designated by us, except that, unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in the prospectus supplement, the corporate trust office of the Indenture Trustee in the City of New York will be designated as our sole paying agent for payments with respect to junior subordinated debt securities. We will be required to maintain a paying agent in each place of payment for the junior subordinated debt securities.

     All monies we pay to a paying agent or the Indenture Trustee for the payment of the principal of or any premium or interest on any junior subordinated debt securities which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

     SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES. The junior subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in the applicable prospectus supplement. The junior subordinated indenture does not limit the amount of junior subordinated debt securities which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

     GLOBAL SECURITIES. The junior subordinated debt securities may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement (the "Global Securities"). Global Securities will be issued in registered form and in either temporary or permanent form. Unless and until it is exchanged for junior subordinated debt securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depositary for that Global Security to a nominee of the depositary or any such nominee to a successor of the depositary or a nominee of that successor.

     The specific terms of the depositary arrangement with respect to the junior subordinated debt securities will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to any depositary arrangements.

     Upon the issuance of a Global Security, the depositary for the Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the securities represented by the Global Security. Those accounts will be designated by the underwriters or agents with respect to those securities or by us if such securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to participants, who are persons that have accounts with the depositary for the Global Security or its nominee, or persons that may hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, with respect to participants' interests, for the Global Security or by participants or persons that hold securities through participants with respect to beneficial owners' interests.

     FEES AND EXPENSES. The junior subordinated indenture provides that we will pay all fees and expenses related to:

       o the offering of the trust preferred securities and the junior subordinated debt securities;

       o the organization, maintenance and dissolution of Bank United Capital Trust;

       o  the retention of the Bank United Capital Trust trustees; and

       o the enforcement by the Property Trustee of the rights of the holders of the trust preferred securities.

     GOVERNING LAW. The junior subordinated indenture and the junior subordinated debt securities will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act is applicable.

TRUST PREFERRED SECURITIES

     The following is a summary of the principal terms of the trust preferred securities. This summary is not complete, may not include all the information that is important to you, and is qualified in its entirety by reference to the amended declaration, the Delaware Business Trust Act and the Trust Indenture Act. The amended declaration is filed as an exhibit to the registration statement of which this prospectus forms a part, or is incorporated by reference. The terms of the trust preferred securities will include those stated in the amended declaration and those made part of the amended declaration by the Trust Indenture Act.

     The amended declaration authorizes the Regular Trustees to issue, on behalf of Bank United Capital Trust, two classes of trust securities, trust preferred securities and trust common securities, each of which will have the terms described in the applicable prospectus supplement. The proceeds from the sale of the trust preferred securities will be used by Bank United Capital Trust to purchase our junior subordinated debt securities. These junior subordinated debt securities will be held in trust by the Property Trustee for the benefit of the holders of the trust securities.

     We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the trust preferred securities, but only to the extent Bank United Capital Trust has funds available to make those payments and has not made the payments. See "Guarantees."

     The assets of Bank United Capital Trust available for distribution to the holders of trust preferred securities will be limited to payments from us under the junior subordinated debt securities held by Bank United Capital Trust. If we fail to make a payment on the junior subordinated debt securities, Bank United Capital Trust will not have sufficient funds to make related payments, including distributions, on its trust preferred securities.

     The trust preferred securities guarantee, when taken together with our obligations under the junior subordinated debt securities, the junior subordinated indenture related thereto and the amended declaration, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by Bank United Capital Trust.

     The trust preferred securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that are described in the amended declaration or made part of the amended declaration by the Trust Indenture Act or the Delaware Business Trust Act. The terms of the trust preferred securities will mirror the terms of the junior subordinated debt securities held by Bank United Capital Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the trust preferred securities will correspond to the interest rate and interest payment dates and other payment dates on the junior subordinated debt securities.

     The applicable prospectus supplement will set forth the principal terms of the trust preferred securities that will be offered, including:

       o  the name of the trust preferred securities;

       o the liquidation amount and number of trust preferred securities issued;

       o the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

       o  the date from which distributions will be cumulative;

       o the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the trust preferred securities will be purchased or redeemed, in whole or in part;

       o the terms and conditions, if any, upon which the junior subordinated debt securities and the related trust preferred securities guarantee may be distributed to holders of those trust preferred securities;

       o any securities exchange on which the trust preferred securities will be listed;

       o whether the trust preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

       o any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

The applicable prospectus supplement will also describe certain U.S. federal income tax considerations applicable to the purchase, holding and disposition of such trust preferred securities.

     EXTENSIONS. We have the right under the junior subordinated indenture to defer payments of interest on the junior subordinated debt securities by extending the interest payment period from time to time on the junior subordinated debt securities. The Regular Trustees will give the holders of the trust preferred securities notice of any Extension Period upon their receipt of notice thereof from us. If distributions are deferred, the deferred distributions and accrued interest thereon will be paid to holders of record of the trust preferred securities as they appear on the books and records of Bank United Capital Trust on the record date next following the termination of such deferral period. See "Description of the Junior Subordinated Debt
Securities -- Interest" and "-- Option to Extend Interest Payment Period."

     Distributions on the trust preferred securities will be made on the dates payable to the extent that Bank United Capital Trust has funds available for the payment of distributions in the Property Account. Bank United Capital Trust's funds available for distribution to the holders of the trust securities will be limited to payments received from us on the junior subordinated debt securities. We have guaranteed the payment of distributions out of monies held by Bank United Capital Trust to the extent set forth under "-- Guarantees."

     Distributions on the trust preferred securities will be payable to the holders named on the securities register of Bank United Capital Trust at the close of business on the relevant record dates, which, as long as the trust preferred securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the junior subordinated debt securities in the Property Account for the benefit of the holders of the trust securities. In the event that the trust preferred securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the trust preferred securities are listed and, if none, the Regular Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on the trust preferred securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the record date.

     MANDATORY REDEMPTION OF TRUST PREFERRED SECURITIES. The trust preferred securities have no stated maturity date, but will be redeemed upon the maturity of the junior subordinated debt securities or to the extent the junior subordinated debt securities are redeemed prior to maturity. The junior subordinated debt securities will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event, an Investment Company Event or a Regulatory Capital Event as described under "-- Special
Event Redemption."

     Upon the maturity of the junior subordinated debt securities, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the junior subordinated debt securities, either at our option or as a result of a Tax Event, an Investment Company Event or a Regulatory Capital Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the junior subordinated debt securities so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 30 nor more than 60 days' notice of the redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

     SPECIAL EVENT REDEMPTION. Subject to obtaining any required regulatory approval, if a Tax Event, an Investment Company Event or a Regulatory Capital Event (each, a "Special Event") occurs and is continuing, we will have the right, upon not less than 30 nor more than 60 days' notice, to redeem the junior subordinated debt securities, in whole but not in part, for cash within 90 days following the occurrence of that Special Event. Following the redemption, Bank United Capital Trust will use the proceeds to redeem all the outstanding trust securities. However, if at the time there is available to us or Bank United Capital Trust the opportunity to eliminate, within that 90-day period, the Special Event by taking some ministerial action, such as filing a form or making an election or pursuing some other similar reasonable measure that will have no adverse effect on us, Bank United Capital Trust, or the holders of the trust securities, then we or Bank United Capital Trust will pursue that measure in lieu of redemption.

     The following events constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

       o "TAX EVENT" means that the Regular Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of:

             1) any amendment to, change or announced proposed change in, the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

             2) any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations, which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the trust preferred securities are issued and sold there is more than an insubstantial risk that:

                 a) Bank United Capital Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the junior subordinated debt securities,

                 b) interest payable to Bank United Capital Trust on the junior subordinated debt securities is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

                 c) Bank United Capital Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

       o "INVESTMENT COMPANY EVENT" means that the Regular Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the trust preferred securities are issued and sold, there is more than an insubstantial risk that Bank United Capital Trust is or will be considered an "investment company" and be required to be registered under the Investment Company Act.

       o "REGULATORY CAPITAL EVENT" means that we have received an opinion of independent bank regulatory counsel experienced in those matters to the effect that, as a result of

             1) any amendment to or change (including any announced prospective change) in the laws or any regulations thereunder of the United States or any rules, guidelines or policies of the applicable regulatory authorities having jurisdictions over us, or

             2) any official administrative pronouncement or judicial decision interpreting or applying those laws or regulations which is announced or becomes effective after the date of original issuance of the trust preferred securities, the trust preferred securities do not constitute, or within 90 days of the date of that event would not constitute, Tier 1 capital or its then equivalent applied as if we were a bank holding company, as that concept is used in the guidelines or regulations issued by the Board of Governors of the Federal Reserve System. However, the distribution of junior subordinated debt securities by Bank United Capital Trust in connection with its liquidation will not, in and of itself, be a "Regulatory Capital Event" unless the liquidation occurs in connection with a Tax Event or an Investment Company Event.

     DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBT SECURITIES. We will have the right at any time to dissolve Bank United Capital Trust and, after satisfaction of the liabilities of creditors of Bank United Capital Trust as provided by applicable law, to cause junior subordinated debt securities to be distributed to the holders of the trust preferred securities in a total stated principal amount equal to the total stated liquidation amount of the trust preferred securities then outstanding. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the junior subordinated debt securities will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders.

     If the junior subordinated debt securities are distributed to the holders of the trust securities, we will use our best efforts to cause the junior subordinated debt securities to be listed on the NYSE or on any other exchange that the trust preferred securities are then listed.

     After the date for any distribution of junior subordinated debt securities upon dissolution of Bank United Capital Trust:

       o the trust preferred securities will no longer be deemed to be outstanding;

       o the securities depositary or its nominee, as the record holder of the trust preferred securities, will receive a registered global certificate or certificates representing the junior subordinated debt securities to be delivered upon such distribution; and

       o any certificates representing trust preferred securities not held by the depositary or its nominee will be deemed to represent junior subordinated debt securities having a total principal amount equal to the total stated liquidation amount of, with an interest rate identical to the distribution rate of, and with accrued and unpaid interest equal to accrued and unpaid distributions on, those trust preferred securities until those certificates are presented to us or our agent for transfer or reissuance.

     We cannot provide any assurance as to the market prices for either the trust preferred securities or the junior subordinated debt securities that may be distributed in exchange for the trust preferred securities if a dissolution and liquidation of Bank United Capital Trust were to occur. Accordingly, the trust preferred securities that an investor may purchase, whether as a result of the offer made through this prospectus or in the secondary market, or the junior subordinated debt securities that an investor may receive if a dissolution and liquidation of Bank United Capital Trust were to occur, may trade at a discount to the price that the investor paid to purchase the trust preferred securities offered through this prospectus.

     REDEMPTION PROCEDURES. Bank United Capital Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

     If Bank United Capital Trust gives a notice of redemption in respect of the trust securities, which notice will be irrevocable, then, by 12:00 noon, New York City time, on the redemption date, and if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debt securities, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable Redemption Price and will give the depositary irrevocable instructions and authority to pay the Redemption Price to the holders of the trust preferred securities, and the paying agent will pay the applicable Redemption Price to the holders of the trust common securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of trust preferred securities so called for redemption will cease, except the right of the holders of the trust preferred securities to receive the Redemption Price but without interest on the Redemption Price. In the event that any date fixed for redemption of trust preferred securities is not a business day, then payment of the Redemption Price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the Redemption Price in respect of trust preferred securities is improperly withheld or refused and not paid either by Bank United Capital Trust or by us under the trust preferred securities guarantee, distributions on the trust preferred securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

     Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding trust preferred securities by tender, in the open market or by private agreement.

     LIQUIDATION DISTRIBUTION UPON DISSOLUTION. The amended declaration states that Bank United Capital Trust will be dissolved:

       o  on the expiration of the term of Bank United Capital Trust;

       o  upon our bankruptcy;

       o upon the filing of a certificate of dissolution or its equivalent with respect to us;

       o upon the filing of a certificate of cancellation with respect to Bank United Capital Trust after obtaining the consent of at least a majority in liquidation amount of the trust preferred securities, voting together as a single class;

       o 90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

       o upon the distribution of the related junior subordinated debt securities directly to the holders of the trust securities;

       o  upon the redemption of all of the trust securities; or

       o upon entry of a court order for the dissolution of us or Bank United Capital Trust.

     In the event of a dissolution, after Bank United Capital Trust pays all amounts owed to creditors, the holders of the trust preferred securities will be entitled to receive:

       o cash equal to the total liquidation amount of each trust preferred security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

       o junior subordinated debt securities in a total principal amount equal to the total liquidation amount of the trust preferred securities.

     If Bank United Capital Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by Bank United Capital Trust on its trust securities will be paid proportionately. However, if an event of default under the related amended declaration has occurred, the total amounts due on the trust preferred securities will be paid before any distribution on the trust common securities.

     DECLARATION EVENTS OF DEFAULT. An event of default under the junior subordinated indenture relating to the junior subordinated debt securities is an event of default under the amended declaration (a "Declaration Event of Default"). See "-- Junior Subordinated Debt Securities -- Events of Default Under the Junior Subordinated Indenture."

     In addition, the voluntary or involuntary dissolution, winding up or termination of Bank United Capital Trust is also a Declaration Event of Default, except in connection with:

       o the distribution of the junior subordinated debt securities to holders of the trust securities of Bank United Capital Trust,

       o the redemption of all of the trust securities of Bank United Capital Trust, and

       o mergers, consolidations or amalgamations permitted by the amended declaration of Bank United Capital Trust.

     Under the amended declaration, the holder of the trust common securities will be deemed to have waived any Declaration Event of Default with respect to the trust common securities until all Declaration Events of Default with respect to the trust preferred securities have been cured, waived or otherwise eliminated. Until all Declaration Events of Default with respect to the trust preferred securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the trust preferred securities and only the holders of the trust preferred securities will have the right to direct the Property Trustee with respect to certain matters under the amended declaration and the junior subordinated indenture. In the event that any Declaration Event of Default with respect to the trust preferred securities is waived by the holders of the trust preferred securities as provided in the amended declaration, under the amended declaration the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Declaration Event of Default with respect to the trust common securities for all purposes under the amended declaration without any further act, vote or consent of the holders of trust common securities.

     We and the Regular Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended declaration.

     Upon the occurrence of a Declaration Event of Default, the Property Trustee, as the sole holder of the junior subordinated debt securities, will have the right under the junior subordinated indenture to declare the principal of, premium, if any, and interest on the junior subordinated debt securities to be immediately due and payable.

     If a Property Trustee fails to enforce its rights under the amended declaration or the junior subordinated indenture to the fullest extent permitted by law and subject to the terms of the amended declaration and the junior subordinated indenture, any holder of trust preferred securities may sue us, or seek other remedies, to enforce the Property Trustee's rights under the amended declaration or the junior subordinated indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Declaration Event of Default occurs and is continuing as a result of our failure to pay principal of or premium, if any, or interest on the junior subordinated debt securities when payable, then a holder of the trust preferred securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See "Relationship Among The Trust Preferred Securities, The Trust Preferred Securities Guarantee And The Junior Subordinated Notes Held By Bank United Capital Trust."

     REMOVAL AND REPLACEMENT OF TRUSTEES. Only the holders of trust common securities have the right to remove or replace the trustees of Bank United Capital Trust, except that while an event of default in respect of the junior subordinated debt securities has occurred or is continuing, the holders of a majority of the trust preferred securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended declaration.

     CONVERSION OR EXCHANGE RIGHTS. The terms on which the trust preferred securities are convertible into or exchangeable for common stock or our other securities will be contained in the applicable prospectus supplement. Those terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions under which the number of shares of common stock or our other securities to be received by the holders of trust preferred securities would be subject to adjustment.

     MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF BANK UNITED CAPITAL
TRUST. Bank United Capital Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease their properties and assets substantially as an entirety to any other corporation or other body (each, a "Merger Event"), except as described below. Bank United Capital Trust may, with the consent of a majority of its Regular Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

       o  the successor entity either

          1) assumes all of the obligations of Bank United Capital Trust relating to its trust securities, or

          2) substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

       o we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of Bank United Capital Trust, as the holder of the junior subordinated debt securities;

       o the trust preferred securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the trust preferred securities are then listed;

       o the Merger Event does not cause the trust preferred securities or successor securities to be downgraded by any nationally recognized rating agency;

       o the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity;

       o the successor entity has a purpose identical to that of Bank United Capital Trust;

       o prior to the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that

          1) the Merger Event does not adversely affect the rights of the holders of the trust preferred securities or any successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity, and

          2) following the Merger Event, neither Bank United Capital Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

       o we guarantee the obligations of the successor entity under the successor securities in the same manner as in the trust preferred securities guarantee.

     In addition, unless all of the holders of the trust preferred securities and trust common securities approve otherwise, Bank United Capital Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause Bank United Capital Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes.

     VOTING RIGHTS; AMENDMENT OF DECLARATION. The holders of trust preferred securities have no voting rights except as discussed under " -- Mergers, Consolidations or Amalgamations of Bank United Capital Trust" and
"Guarantees -- Amendments and Assignment," and as otherwise required by law and the amended declaration.

     The amended declaration may be amended if approved by a majority of the Regular Trustees of Bank United Capital Trust. However, if any proposed amendment provides for, or the Regular Trustees otherwise propose to effect,

        1) any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended declaration or otherwise, or

        2) the dissolution, winding-up or termination of Bank United Capital Trust other than under the terms of its amended declaration,

then the holders of the trust preferred securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the trust preferred securities affected by the amendment or proposal.

     No amendment may be made to an amended declaration if that amendment would:

       o cause Bank United Capital Trust to be characterized as other than a grantor trust for U.S. federal income tax purposes;

       o reduce or otherwise adversely affect the powers of the Property Trustee; or

       o cause Bank United Capital Trust to be deemed to be an "investment company" which is required to be registered under the Investment Company Act.

     The holders of a majority of the total liquidation amount of the trust preferred securities have the right to:

       o direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

       o direct the exercise of any trust or power conferred upon the Property Trustee under the amended declaration, including the right to direct the Property Trustee, as the holder of the junior subordinated debt securities, to

          1) exercise the remedies available under the junior subordinated indenture with respect to the junior subordinated debt securities,

          2) waive any event of default under the junior subordinated indenture that is waivable, or

          3) cancel an acceleration of the principal of the junior subordinated debt securities.

     However, if the junior subordinated indenture requires the consent of the holders of a super-majority of the total principal amount of the junior subordinated debt securities, then the Property Trustee must get approval of the holders of a super-majority in liquidation amount of the trust preferred securities.

     In addition, before taking any of the foregoing actions, the Property Trustee must obtain an opinion of counsel stating that, as a result of that action, Bank United Capital Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes.

     The Property Trustee will notify all trust preferred securities holders of any notice received from the Indenture Trustee with respect to the junior subordinated debt securities held by Bank United Capital Trust.

     As described in the amended declaration, the Property Trustee may hold a meeting to have holders of trust preferred securities vote on a change or have them approve a change by written consent.

     If a vote by the holders of trust preferred securities is taken or a consent is obtained, any trust preferred securities that are owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

       o we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities; and

       o any trust preferred securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

     INFORMATION CONCERNING THE PROPERTY TRUSTEE. For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Declaration Event of Default, undertakes to perform only the duties that are specifically described in the amended declaration and, upon a Declaration Event of Default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended declaration at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following a Declaration Event of Default.

     MISCELLANEOUS. The Regular Trustees are authorized and directed to conduct the affairs of and to operate Bank United Capital Trust in a way that:

       o will not cause it to be deemed to be an "investment company" required to be registered under the Investment Company Act;

       o will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

       o will cause the junior subordinated debt securities it holds to be treated as our indebtedness for U.S. federal income tax purposes.

     We and the Regular Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended declaration, that we and the Regular Trustees determine to be necessary or desirable for those purposes.

     Holders of trust preferred securities have no preemptive or similar rights.

     Bank United Capital Trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

     GOVERNING LAW. The amended declaration and the related trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

GUARANTEES

     We will execute a trust preferred securities guarantee, for the benefit of the holders of trust preferred securities, at the time that Bank United Capital Trust issues the trust preferred securities. The trust preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as the trustee (the "Guarantee Trustee") under the trust preferred securities guarantee for the purposes of compliance with the Trust Indenture Act. The terms of the trust preferred securities guarantee will be those contained in the trust preferred securities guarantee and those made part of the trust preferred securities guarantee by the Trust Indenture Act. The following is a summary of the principal terms of the trust preferred securities guarantee. This summary is not complete and is qualified in its entirety by reference to the form of trust preferred securities guarantee, which is filed as an exhibit to the registration statement of which this prospectus forms a part or is incorporated by reference, and the Trust Indenture Act. The Guarantee Trustee will hold the trust preferred securities guarantee for the benefit of the holders of trust preferred securities.

     We will irrevocably agree, as described in the trust preferred securities guarantee, to pay in full, to the holders of the trust preferred securities issued by Bank United Capital Trust, the trust preferred securities guarantee payments, except to the extent previously paid, when and as due, regardless of any defense, right of set-off or counterclaim which Bank United Capital Trust may have or assert. The following payments, to the extent not paid by Bank United Capital Trust, will be covered by the trust preferred securities guarantee:

       o any accrued and unpaid distributions required to be paid on the trust preferred securities, to the extent that Bank United Capital Trust has funds available to make the payment;

       o the redemption price, to the extent that Bank United Capital Trust has funds available to make the payment; and

       o upon a voluntary or involuntary dissolution and liquidation of Bank United Capital Trust, other than in connection with a distribution of junior subordinated debt securities to holders of the trust preferred securities or the redemption of all the trust preferred securities, the lesser of

          1) the total of the liquidation amount specified in the prospectus supplement for each trust preferred security plus all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent Bank United Capital Trust has funds available to make the payment, and

          2) amount of assets of Bank United Capital Trust remaining available for distribution to holders of its trust preferred securities upon a dissolution and liquidation of the trust.

     Our obligation to make a trust preferred securities guarantee payment may be satisfied by directly paying the required amounts to the holders of the trust preferred securities or by causing Bank United Capital Trust to pay the amounts to the holders.

     The trust preferred securities guarantee will be a guarantee on a subordinated basis with respect to the trust preferred securities from the time of issuance of the trust preferred securities, but will not apply to any payment of distributions or redemption price, or to payments upon the dissolution, winding-up or termination of Bank United Capital Trust, except to the extent Bank United Capital Trust has funds available therefor. If we do not make interest payments on the junior subordinated debt securities, Bank United Capital Trust will not pay distributions on the trust preferred securities and will not have funds available therefor. See "-- Junior Subordinated Debt Securities."

     No single document executed by us relating to the issuance of trust preferred securities will provide for our full, irrevocable and unconditional guarantee of the trust preferred securities. It is our obligations under the junior subordinated indenture, the trust preferred securities guarantee and amended declaration taken together that have the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under its trust preferred securities.

     STATUS OF THE TRUST PREFERRED SECURITIES GUARANTEE. Our obligations under the trust preferred securities guarantee will rank junior in priority of payment to all of our senior indebtedness. This means that we cannot make any payments on the trust preferred securities guarantee if we default on a payment of senior indebtedness and do not cure the default within the applicable grace period, or if the senior indebtedness becomes immediately due because of a default and has not yet been paid in full. In addition, our obligations under the trust preferred securities guarantee will rank junior to all existing and future liabilities of our subsidiaries.

     The amended declaration will require that the holder of trust preferred securities accept the subordination provisions and other terms of the trust preferred securities guarantee. The trust preferred securities guarantee will constitute a guarantee of payment and not of collection. In other words, the holder of the guaranteed security may sue us, or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing any other person or entity. A trust preferred securities guarantee will not be discharged except by payment of the trust preferred securities guarantee payments in full to the extent not previously paid or upon distribution of the junior subordinated debt securities to the holders of trust preferred securities under the amended declaration.

     MATERIAL COVENANTS RELATED TO THE TRUST PREFERRED SECURITIES GUARANTEE. In the trust preferred securities guarantee, we will covenant that, so long as any trust preferred securities remain outstanding, if there is an event of default under the trust preferred securities guarantee or the amended declaration:

       o we will not make distributions related to our debt securities that rank equally with or junior to the junior subordinated debt securities, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

       o we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make distributions in connection with any of the following:

          1) repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants,

          2) an exchange or conversion of any class or series of our capital stock for any other class or series of our capital stock, or

          3) the purchase of fractional interests in shares of our capital stock under the conversion or exchange provisions of such capital stock or the security being converted or exchanged.

The trust preferred securities guarantee, however, will except from the above any stock dividends paid by us where the dividend stock is the same stock as that on which the dividend is being paid.

     AMENDMENTS AND ASSIGNMENT. Except with respect to any changes which do not adversely affect the rights of holders of trust preferred securities in any material respect, in which case no consent of those holders will be required, a trust preferred securities guarantee may only be amended with the prior approval of the holders of at least a majority of the total liquidation amount of the trust preferred securities, excluding any such trust preferred securities held by us or any of our affiliates. A description of the requirements for obtaining any approval is described under "Trust Preferred Securities -- Voting Rights; Amendment of Declaration." All guarantees and agreements contained in the trust preferred securities guarantee will be binding on our successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the applicable trust preferred securities.

     TRUST PREFERRED SECURITIES GUARANTEE EVENTS OF DEFAULT. An event of default under the trust preferred securities guarantee will occur if we fail to make any of our required payments or perform our obligations under the trust preferred securities guarantee.

     The holders of at least a majority of the total liquidation amount of the trust preferred securities, excluding any trust preferred securities held by us or any of our affiliates, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power given to the Guarantee Trustee under the trust preferred securities guarantee.

     INFORMATION CONCERNING THE GUARANTEE TRUSTEE. The Guarantee Trustee under the trust preferred securities guarantee, other than during the occurrence and continuance of an event of default under the trust preferred securities guarantee, will only perform the duties that are specifically described in such trust preferred securities guarantee. After such a default, the Guarantee Trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of its powers as described in the trust preferred securities guarantee at the request of any holder of covered trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

     TERMINATION OF THE TRUST PREFERRED SECURITIES GUARANTEE. The trust preferred securities guarantee will terminate once the trust preferred securities are paid in full or upon distribution of the junior subordinated debt securities to the holders of the trust preferred securities. The trust preferred securities guarantee will continue to be effective or will be reinstated if at any time any holder of trust preferred securities must restore payment of any sums paid under the trust preferred securities or the trust preferred securities guarantee.

     GOVERNING LAW. The trust preferred securities guarantee will be governed by and construed in accordance with the laws of the State of New York.

STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and we to sell to the holders, a specified number of shares of common stock at a future date or dates. The consideration per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. We may issue the stock purchase contracts separately or as a part of stock purchase units consisting of a stock purchase contract and one or more shares of our preferred stock or fractions thereof or a debt security or a debt obligation of us or a third party, including a U.S. Treasury security. Our preferred stock or our debt security or the debt obligation of a third party may serve as collateral to secure the holders' obligations to purchase the shares of common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of stock purchase contracts. These payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner. The applicable prospectus supplement will describe the specific terms of any stock purchase contracts or stock purchase units.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                    THE TRUST PREFERRED SECURITIES GUARANTEE
      AND THE JUNIOR SUBORDINATED NOTES HELD BY BANK UNITED CAPITAL TRUST

     We will guarantee payments of distributions and redemption and liquidation payments due on the trust preferred securities, to the extent the trust has funds available for the payments, to the extent described under "Description of Offered Securities -- Guarantees." No single document executed by us in connection with the issuance of the trust preferred securities will provide for our full, irrevocable and unconditional guarantee of the trust preferred securities. It is only the combined operation of our obligations under the trust preferred securities guarantee, the amended declaration and the junior subordinated indenture that has the effect of providing a full, irrevocable and unconditional guarantee of Bank United Capital Trust's obligations under the trust preferred securities.

     As long as we make payments of interest and other payments when due on the junior subordinated debt securities held by Bank United Capital Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by Bank United Capital Trust, primarily because:

       o the total principal amount of the junior subordinated debt securities will be equal to the sum of the total liquidation amount of the trust securities;

       o the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

            o we will pay for any and all costs, expenses and liabilities of Bank United Capital Trust except its obligations under its trust preferred securities; and

            o each amended declaration provides that Bank United Capital Trust will not engage in any activity that is not consistent with the limited purposes of Bank United Capital Trust.

     If and to the extent that we do not make payments on the junior subordinated debt securities, Bank United Capital Trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the trust preferred securities guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of trust preferred securities under the amended declaration to the extent we make a payment to you in any such legal action.

                              SELLING STOCKHOLDERS

     The selling stockholders are the general partners and some of the limited partners of Hyperion Partners L.P., a Delaware limited partnership, and three other entities with which an affiliate of Hyperion Partners has a fiduciary relationship. The applicable prospectus supplement for any offering of Class A common stock by selling stockholders will include the following information:

       o  the name of the selling stockholders;

       o  the number of shares held by each of the selling stockholders;

       o the percentage of the class of shares held by each of the selling stockholders; and

       o the number of shares of Class A common stock offered by each of the selling stockholders.

SELLING STOCKHOLDER LETTER AGREEMENT

     The following summary of the material provisions of the letter agreement that affects the selling stockholders is qualified in its entirety by reference to the letter agreement that we filed as an exhibit to the registration statement on Form S-1 (File No. 333-06229), which we filed with the Commission on August 7, 1996 in connection with our IPO. Please review the exhibit for further details not described in the summary in this section.

     In connection with our IPO in August, 1996, some of the holders of our common stock, including all of the selling stockholders with the exception of the FDIC, entered into a letter agreement with us. This letter agreement restricts the holders' ability to sell our common stock, other than the shares sold in the IPO, for a specific period of time. Under the terms of the letter agreement, each selling stockholder who retained shares of common stock following the IPO was not permitted to sell such shares for (1) one year after the IPO, if the stock was received in respect of general partnership interests in Hyperion Partners, or (2) six months after the IPO, if the stock was received in respect of limited partnership interests in Hyperion Partners (although a regulated New Jersey insurance company was permitted to sell shares in a private off-market transaction subject to Rule 144 limits and reasonable representations requested by the underwriters). Each holder of 5% or more of our common stock was permitted to sell up to 45% of such holder's shares of common stock in the IPO, except for certain affiliates of Lehman Brothers Inc., which were prohibited from selling any shares until August 8, 1998. Any other selling stockholder was permitted to sell up to 16% of its shares in the IPO. Each selling stockholder acknowledged that, except for shares that could have been sold under the IPO but were not sold at the election of a 5% stockholder, no 5% stockholder is permitted by our by-laws to acquire or transfer any shares of our capital stock for three years following the IPO (or upon termination of the letter agreement, if earlier) unless as of an earlier date our Board determines that such acquisition or transfer would not be reasonably likely to have a material adverse effect on our tax position.

     At March 31, 1999, 8,205,778 shares of our common stock were still subject to the restrictions of the letter agreement. The letter agreement was terminated for 7,887,436 shares on June 4, 1999 and will terminate for the remaining 318,342 shares on July 28, 1999.

     Under the letter agreement, we filed registration statements under the Securities Act with respect to 19,520,596 shares of Class A common stock held by the selling stockholders. We are obligated to take action to keep such registration statements effective, subject to occasional periods of suspension of effectiveness as necessary, until the first to occur of:

       o the date on which all shares of common stock registered under the registration statements have been sold;

       o  December 31, 1999; and

       o the date on which such registration under the Securities Act is no longer required to sell such shares without restriction.

     These registration statements, of which this prospectus forms a part, which register 8,205,778 shares still restricted under the letter agreement and the 966,037 shares that have not been registered is being filed in order to register the remaining common shares subject to our registration obligation under the letter agreement.

                              PLAN OF DISTRIBUTION

     We may sell Class A common stock, preferred stock, depositary shares, junior subordinated debt securities, Guarantees, stock purchase contracts or stock purchase units. Bank United Capital Trust may sell trust preferred securities; and the selling stockholders may sell Class A common stock. All of these securities may be offered in one or more of the following ways from time to time:

       o  to underwriters for resale to the public or to investors;

       o  directly to investors; or

       o  through agents to the public or to investors.

     The applicable prospectus supplements will contain the terms of the offering of the securities, including the name or names of any underwriters or agents, the initial public offering price of the securities and the proceeds to us, Bank United Capital Trust, or the selling stockholders, as the case may be, from the sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

     Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions and the underwriters will be obligated to purchase all the securities of the series, if any are purchased.

     Underwriters and agents may be entitled under agreements entered into with us and/or Bank United Capital Trust and/or the selling stockholders to indemnification by us and/or Bank United Capital Trust and/or the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

     Each series of offered securities will be a new issue of securities and will have no established trading market other than the Class A common stock, which is listed on the Nasdaq, Any Class A common stock sold under a prospectus supplement will be listed on the Nasdaq, subject to official notice of issuance. Any underwriters to whom securities are sold by us, by Bank United Capital Trust or the selling stockholders for public offering and sale may make a market in the securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange.

     We cannot assure you that we, Bank United Capital Trust or the selling stockholders will offer or sell any securities under this prospectus.

     Neither we nor Bank United Capital Trust will receive any proceeds from the sales of shares of Class A common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by Bank United Capital Trust and the selling stockholders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     The selling stockholders, and any broker-dealer who acts in connection with the sale of the offered securities may be deemed to be an "underwriter" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the offered securities as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

     We have not authorized anyone, including any salesman or broker, to give oral or written information about this offering that is different from the information included in this prospectus or that is not included in this prospectus.

                                 LEGAL MATTERS

     Wachtell, Lipton, Rosen & Katz, New York, New York will pass upon the validity of the Class A common stock, the preferred stock, the depositary shares, the trust preferred securities, the junior subordinated debt securities, the trust preferred securities guarantee, the stock purchase contracts, the stock purchase units and certain related matters and certain U.S. federal income tax matters for us, the selling stockholders and Bank United Capital Trust. Simpson Thacher & Bartlett, New York, New York will pass upon certain legal matters relating to the offered securities for the underwriters, as described in the applicable prospectus supplement.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Bank United Corp.'s Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference in this prospectus, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended December 31, 1998 and March 31, 1999 which are incorporated herein by reference, Deloitte & Touche have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Bank United Corp.'s Quarterly Report on Form 10-Q for the quarters ended December 31, 1998 and March 31, 1999 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                          FORWARD-LOOKING INFORMATION

     Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

INTEREST RATES AND ECONOMY

       o  changes in interest rates and economic conditions;

       o changes in the levels of loan prepayments and the resulting effects on the value of our loan and servicing portfolios and the related hedging instruments;

       o changes in local economic and business conditions adversely affecting our borrowers and their ability to repay their loans according to their terms or impacting the value of the related collateral; and

       o changes in local economic and business conditions adversely affecting our customers other than borrowers and their ability to transact profitable business with us.

COMPETITION AND PRODUCT AVAILABILITY

       o Increased competition for deposits and loans adversely affecting rates and terms;

       o changes in availability of loans originated by other financial institutions or our ability to purchase such loans on favorable terms;

       o changes in availability of single family servicing rights in the marketplace and our ability to purchase such assets on favorable terms; and

       o various strategic alternatives that we consider from time to time, including acquisitions of other depository institutions, their assets or their liabilities on terms favorable to us, and our successful integration of any such acquisitions.

CHANGE IN OUR ASSET MIX

       o Increased credit risk in our assets and increased operating risk caused by an increase in commercial and consumer loans and a decrease in single family mortgage loans as a percentage of the total loan portfolio.

LIQUIDITY AND CAPITAL

       o Changes in the availability of funds resulting in increased costs or reduced liquidity;

       o  changes in our ability to pay dividends on our common stock; and

       o increased asset levels and changes in the composition of assets and the resulting impact on the Bank's capital levels and regulatory capital ratios.

SYSTEMS

       o Our ability to acquire, operate and maintain cost effective and efficient systems; and

       o our ability to complete our project to assess and resolve any Year 2000 problems on time.

PERSONNEL

       o The loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels.

REGULATORY, COMPLIANCE AND LEGAL

       o Changes in applicable statutes and government regulations or their interpretations;

       o claims of our noncompliance with statutory and regulatory requirements;

       o claims with respect to representations and warranties made by us to purchasers and insurers of mortgage loans and to purchasers of mortgage servicing rights; and

       o  changes in the status of litigation to which we are a party.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of registration statements that we filed with the Commission utilizing a "shelf" registration procedure. Under this shelf procedure, we, the selling stockholders and Bank United Capital Trust may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total offering price of $830 million.

     This prospectus provides you with a general description of the securities that we, the selling stockholders or Bank United Capital Trust may offer. We will provide a prospectus supplement that will contain specific information about the terms of each offering of securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" below.

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

     We are not offering the securities in any state where the offer is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

     The rules and regulations of the Commission allow us to omit some of the information included in the registration statement from this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities.

     In addition, we file reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission:

  Public Reference Room    New York Regional Office    Chicago Regional Office
 450 Fifth Street, N.W.      7 World Trade Center          Citicorp Center
        Room 1024                 Suite 1300           500 West Madison Street
 Washington, D.C. 20549    New York, New York 10048          Suite 1400
                                                          Chicago, Illinois
                                                             60661-2511

     You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information we've included in this prospectus. We incorporate by reference the documents listed below:

       o  Our Annual Report on Form 10-K for the year ended September 30, 1998.

       o Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998 and March 31, 1999.

       o Our Current Reports on Form 8-K filed on March 24, 1999, April 2, 1999 and June 9, 1999, as amended by current report on Form 8-K/A filed on June 23, 1999.

       o The description of our Class A common stock contained in our Form 8-A dated July 12, 1996.

       o Our Proxy Statement for the Annual Meeting of Stockholders dated February 10, 1999.

     We also incorporate by reference any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of the offering of the securities described in this prospectus.

     You may request a free copy of these filings by writing or calling us at the following address:

                               INVESTOR RELATIONS
                               BANK UNITED CORP.
                             3200 SOUTHWEST FREEWAY
                                   SUITE 3100
                               HOUSTON, TX 77027
                                 (713) 543-6926

     This prospectus does not contain or incorporate by reference any separate financial statements of Bank United Capital Trust. We do not believe that these financial statements are material to prospective holders of the trust preferred securities because:

       o all of the voting securities of Bank United Capital Trust will be owned, directly or indirectly, by us, and we are a reporting company under the Exchange Act;

       o Bank United Capital Trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial ownership interests in its assets and investing these proceeds in the junior subordinated debt securities issued by us; and

       o the obligations of Bank United Capital Trust under the trust preferred securities are guaranteed by us to the extent described in this prospectus.

     Bank United Capital Trust is not currently subject to the informational reporting requirements of the Exchange Act. Bank United Capital Trust will become subject to those requirements upon the effectiveness of the registration statement of which this prospectus is a part, although we and Bank United Capital Trust intend to seek and expect to receive exemptions from those reporting requirements from the Commission.

                                1,200,000 SHARES

                               BANK UNITED CORP.

                            SERIES A PREFERRED STOCK

               -------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                                 August 6, 1999
               -------------------------------------------------

                                LEHMAN BROTHERS